Form 10-K405, Exhibit 13
period 1997-12-31
GREATER BAY BANCORP
filed 1998-03-31
CIK 775473

                                                                     EXHIBIT 13

                   EXHIBIT 13--ANNUAL REPORT TO SHAREHOLDERS

                             FINANCIAL HIGHLIGHTS

                                        YEARS ENDED DECEMBER 31,
                           ---------------------------------------------------------
(DOLLARS IN THOUSANDS,        1997        1996*      1995*       1994*       1993*
EXCEPT PER SHARE AMOUNTS)  ----------   ---------  ---------   ---------   ---------
OPERATING DATA
Interest income..........  $   77,916   $  54,098  $  45,838   $  35,013   $  30,245
Interest expense.........      30,140      19,125     16,339      10,197       8,283
                           ----------   ---------  ---------   ---------   ---------
Net interest income......      47,776      34,973     29,499      24,816      21,962
Provision for loan
 losses..................       3,793       2,156      1,160       1,943       2,105
                           ----------   ---------  ---------   ---------   ---------
Net interest income after
 provision for loan
 losses..................      43,983      32,817     28,339      22,873      19,857
Other income, recurring..       5,125       3,950      2,682       3,755       4,034
Operating expenses,
 excluding nonrecurring
 items...................      29,100      24,666     21,052      19,299      18,976
                           ----------   ---------  ---------   ---------   ---------
Income before income tax
 expense and nonrecurring
 items...................      20,008      12,101      9,969       7,329       4,915
Income tax expense.......       7,713       4,772      3,817       2,791       1,840
                           ----------   ---------  ---------   ---------   ---------
Income before
 nonrecurring items......      12,295       7,329      6,152       4,538       3,075
Nonrecurring items, net
 of tax..................       2,282       1,991      1,335         608         --
                           ----------   ---------  ---------   ---------   ---------
Net Income...............  $   10,013   $   5,338  $   4,817   $   3,930   $   3,075
                           ==========   =========  =========   =========   =========
Earning per share
  Basic..................  $     2.51   $    1.40  $    1.36   $    1.19   $    0.99
  Diluted................  $     2.32   $    1.30  $    1.27   $    1.09   $    0.87
Dividends per share......  $     1.04   $    0.60  $    0.48   $    0.34   $    0.22
Average common and common
 equivalent shares
 outstanding.............   4,321,866   4,097,014  3,782,328   3,618,178   3,535,296
OPERATING RATIOS AND
 OTHER DATA
Return on average assets
 (1).....................        1.07%       0.82%      0.90%       0.84%       0.69%
Return on average common
 shareholders' equity
 (1).....................       15.52%       9.57%      9.64%       8.55%       7.24%
Net interest margin (2)..        5.45%       5.85%      6.02%       5.80%       5.57%
Net (charge-offs)
 recoveries to average
 loans...................       (0.18)%      0.07%     (0.40)%     (0.37)%     (0.51)%
FINANCIAL CONDITION DATA
 (AT PERIOD END)
Assets...................  $1,092,422   $ 826,365  $ 576,588   $ 491,362   $ 453,155
Loans, net...............     660,656     505,745    343,384     303,229     290,120
Investment securities
 (3).....................     205,526     127,033    136,609      93,169      74,398
Deposits.................     973,378     747,818    515,854     422,467     406,157
Subordinated debt........       3,000       3,000      3,000         --          --
Trust Preferred
 Securities..............      20,000         --         --          --          --
Common shareholders'
 equity..................      66,596      57,955     52,383      46,830      44,538
Book value per common
 share...................       16.53       14.91      14.23       13.76       13.89
FINANCIAL CONDITION
 RATIOS
Nonperforming assets to
 total loans and OREO....        0.47%       0.93%      1.41%       2.27%       2.13%
Allowance for loan losses
 to total loans..........        2.25%       1.69%      1.70%       1.84%       1.65%
Allowance for loan losses
 to non-- performing
 assets..................      477.79%     180.10%    110.56%      79.16%      74.79%
REGULATORY CAPITAL RATIOS
Tier 1 Capital...........       10.69%       9.52%     12.34%      13.25%      13.50%
Total Capital............       12.32%      11.22%     14.27%      14.34%      14.87%
Leverage Ratio...........        8.29%       7.69%      9.32%       9.85%      10.02%

-------
  * Restated on a historical basis to reflect the mergers with Cupertino National Bancorp and Peninsula Bank of Commerce on a pooling of interests basis.
(1) Excluding nonrecurring items net of tax of $2.3 million in 1997, $2.0 million in 1996, $1.3 million in 1995 and $0.6 million in 1994, ROA for 1997, 1996, 1995 and 1994 would have been 1.31%, 1.12%, 1.16% and 0.97%, respectively, and ROE for 1997, 1996, 1995 and 1994 would have been 19.10%, 13.13%, 12.31% and 9.08%, respectively.
(2) Net interest margin for 1997 and 1996 includes the lower spread earned on the PBC Special Deposit (see Note 7 to the Financial Statements for details). Excluding the PBC Special Deposit, net interest margin would have been 5.83% and 5.90% for 1997 and 1996, respectively.
(3) Includes available for sale securities and held to maturity securities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

  Greater Bay Bancorp ("Greater Bay," on a parent-only basis, and the "Company," on a consolidated basis) was formed as the result of the merger in November 1996 between Cupertino National Bancorp, the holding company for Cupertino National Bank ("CNB"), and Mid-Peninsula Bancorp, the holding company for Mid-Peninsula Bank ("MPB"). In December 1997, the Company completed a merger with Peninsula Bank of Commerce ("PBC"), whereby PBC joined CNB and MPB as the third wholly owned banking subsidiary of Greater Bay (collectively, the "Banks"). Both mergers were accounted for as pooling of interests. All of the financial information for the Company for the periods prior to the mergers has been restated to reflect the pooling of interests, as if they occurred at the beginning of the earliest reporting period presented.

  The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of the Company. The following discussion should be read in conjunction with the information under "Financial Highlights" and the Company's consolidated financial data included elsewhere herein. Certain statements under this caption constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include but are not limited to economic conditions, competition in the geographic and business areas in which the Company conducts its operations, fluctuation in interest rates, credit quality and government regulation.

RESULTS OF OPERATIONS

  The Company reported net income of $10.0 million in 1997, an 88.0% increase over 1996 net income of $5.3 million. The net income in 1996 was a 10.0% increase over 1995 income of $4.8 million. Basic net income per share was $2.51 for 1997, as compared to $1.40 for 1996 and $1.36 for 1995, while diluted net income per share was $2.32, $1.30 and $1.27 for 1997, 1996 and 1995, respectively. The return on average assets and return on average shareholders' equity were 1.07% and 15.52% in 1997, compared with 0.82% and 9.57% in 1996 and 0.90% and 9.64% in 1995, respectively.

  The increase in 1997 net income was the result of significant loan and deposit growth, which resulted in increased net interest income, and increases in trust fees, depositors' service fees and other fee income. Operating expense increases required to service and support the Company's growth partially offset the increase in revenues. The 1997 operating results included $3.3 million ($2.3 million net of tax) in merger and other related charges. Excluding these charges, the Company's net income, basic and diluted net income per share, return on average shareholders' equity and return on average assets would have been $12.3 million, $3.08, $2.84, 19.08% and 1.31%, respectively.

  Net income for 1997 included $1.2 million in warrant income resulting from the exercise of warrants and sale of the underlying shares of common stock of two clients of the Banks. The Company occasionally receives warrants to acquire common stock from companies that are in the start-up or development phase. The timing and amount of income derived from the exercise and sale of client warrants typically depend upon factors beyond the control of the Company, and cannot be predicted with any degree of accuracy and are likely to vary materially from period to period. Net income also included approximately $1.7 million ($1.0 million net of tax) of a recovery through insurance of a litigation settlement charge incurred in 1995. In addition, during 1997 the Company increased its loan loss reserve to 2.25% of total loans from 1.69% of total loan in 1996. The increase in the loan loss reserve as a percentage of total loans accounted for $3.7 million of the increased loan loss provision in 1997 and was recorded to account for the significant growth in unseasoned loans.

  The increase in net income in 1996 over 1995 was due primarily to increased growth in interest-earning assets, which was partially offset by the growth in operating expenses. The operating results in 1996 included

$2.8 million ($2.0 million net of taxes) in merger and other nonrecurring charges. Excluding these charges, the Company's net income, basic and diluted net income per share, return on average shareholders' equity and return on average assets would have been $7.3 million, $1.93, $1.79 13.13% and 1.12%, respectively.

 Net Interest Income

  Net interest income increased 36.1% to $48.1 million in 1997 from $35.3 million in 1996 primarily due to the $278.8 million, or 46.2% increase in average interest-earning assets which was partially offset by a 46 basis point decrease in the Company's interest rate spread. The decrease in the 1997 interest rate spread was due primarily to the low spread earned on PBC's Special Deposit (discussed in Note 7 to the Financial Statements). The average investment and deposit balances related to the Special Deposit during 1997 were $93.4 million and $91.3 million, respectively, on which the Company earned a spread of 2.25%. Excluding PBC's Special Deposit, the 1997 and 1996 interest rate spread would have been 5.83% and 5.90%, respectively. Net interest income increased 18.8% in 1996 from $29.7 million in 1995 primarily due to the combined effects of the $109.8 million, or 22.3% increase in average interest-earning assets, which was partially offset by the 13 basis point decrease in the Company's interest rate spread.

  The following table presents, for the years indicated, condensed average balance sheet information for the Company, together with interest income and yields earned on average interest-earning assets and interest expense and rates paid on average interest-bearing liabilities. Average balances are average daily balances.

                                                       YEARS ENDED DECEMBER 31,
                          -----------------------------------------------------------------------------------
                                     1997                        1996                        1995
                          --------------------------- --------------------------- ---------------------------
                                              AVERAGE                     AVERAGE  AVERAGE            AVERAGE
                           AVERAGE            YIELD/   AVERAGE            YIELD/     RATE             YIELD/
                          BALANCE(1) INTEREST  RATE   BALANCE(1) INTEREST  RATE   BALANCE(1) INTEREST  RATE
(DOLLARS IN THOUSANDS)    ---------- -------- ------- ---------- -------- ------- ---------- -------- -------
INTEREST-EARNING ASSETS:
Loans(2)................   $596,229  $61,331  10.29%   $411,611  $42,948  10.43%   $323,142  $35,517  10.99%
Investment securities,
 short term investments
 and Fed funds sold(3)..    285,952   16,875   5.90%    191,800   11,506   6.00%    170,426   10,554   6.19%
                           --------                    --------                    --------
 Total interest-earning
  assets(3).............    882,181   78,206   8.87%    603,411   54,454   9.02%    493,568   46,071   9.33%
                           --------  -------           --------  -------           --------  -------
Noninterest-earning
 assets.................     54,491                      48,580                      38,914
                           --------  -------           --------  -------           --------  -------
 Total assets...........   $936,672   78,206           $651,991   54,454           $532,482   46,071
                           ========  -------           ========  -------           ========  -------
INTEREST-BEARING
 LIABILITIES:
Deposits:
 MMDA, NOW and Savings..   $523,486   18,981   3.63%   $354,879   11,747   3.31%   $271,858    9,436   3.47%
 Time deposits..........    167,430    8,926   5.33%    127,655    6,897   5.40%    115,854    6,059   5.23%
                           --------  -------           --------  -------           --------  -------
 Total deposits.........    690,916   27,907   4.04%    482,534   18,644   3.86%    387,712   15,495   4.00%
 Borrowings.............     24,971    2,233   8.94%      8,191      481   5.87%     13,334      844   6.33%
                           --------  -------           --------  -------           --------  -------
 Total interest-bearing
  liabilities...........    715,887   30,140   4.21%    490,725   19,125   3.90%    401,046   16,339   4.07%
                           --------  -------           --------  -------           --------  -------
Noninterest-bearing
 deposits...............    149,161                     103,287                      78,284
Other noninterest-
 bearing liabilities....      7,128                       2,180                       3,177
Shareholders' equity....     64,496                      55,799                      49,975
                           --------  -------           --------  -------           --------  -------
 Total liabilities and
  shareholders' equity..   $936,672   30,140           $651,991   19,125           $532,482   16,339
                           ========  -------           ========  -------           ========  -------
Net interest income.....             $48,066                     $35,329                     $29,732
                                     =======                     =======                     =======
Interest rate spread....                       4.66%                       5.12%                       5.26%
Contribution of interest
 free funds.............                       0.79%                       0.73%                       0.76%
Net yield on interest-
 earnings assets(4).....                       5.45%                       5.85%                       6.02%

--------
(1) Nonaccrual loans are included in the average balance; however, only collected interest is included in the interest column.
(2) Loan fees totaling $3.3 million, $2.4 million and $1.5 million are included in loan interest income for the years 1997, 1996 and 1995, respectively.
(3) Interest income includes $290,000, $356,000 and $233,000 in 1997, 1996 and
    1995, respectively, to adjust to a fully taxable equivalent basis using the federal statutory rate of 34%.
(4) Net yield on interest-earning assets during the period equals (a) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (b) average interest-earning assets for the period.

  The most significant impact on the Company's net interest income between periods is derived from the interaction of changes in the volume of and rate earned or paid on interest-earning assets and interest-bearing liabilities. The volume of interest-earning asset dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in the net interest income between period. The table below sets forth, for the periods indicated, a summary of the changes in average asset and liability balances (volume) and changes in average interest rates (rate).

                              YEAR ENDED DECEMBER 31, 1997         YEAR ENDED DECEMBER 31, 1996
                             COMPARED WITH DECEMBER 31, 1996     COMPARED WITH DECEMBER 31, 1995
                                 FAVORABLE (UNFAVORABLE)             FAVORABLE (UNFAVORABLE)
                            -----------------------------------  ----------------------------------
(DOLLARS IN THOUSANDS) (1)    VOLUME       RATE         NET        VOLUME       RATE        NET
(2)                         ----------------------  -----------  ----------------------  ----------
INTEREST EARNED ON
 INTEREST-- EARNING
 ASSETS:
Interest income on loans..  $   18,959  $     (576) $    18,383  $    9,241  $   (1,810) $    7,431
Interest income on
 investment securities,
 short-term investments
 and cash equivalents.....       5,561        (192)       5,369       1,276        (324)        952
                            ----------  ----------  -----------  ----------  ----------  ----------
  Total interest income...      24,520        (768)      23,752      10,517      (2,134)      8,383
                            ----------  ----------  -----------  ----------  ----------  ----------
INTEREST EXPENSE ON
 INTEREST-BEARING
 LIABILITIES:
Interest expense on
 deposits:
  MMDA, NOW and Savings...      (6,098)     (1,136)      (7,234)     (2,746)        435      (2,311)
  Time deposits...........      (2,118)         89       (2,029)       (641)       (197)       (838)
                            ----------  ----------  -----------  ----------  ----------  ----------
Total interest expense on
 deposits.................      (8,216)     (1,047)      (9,263)     (3,387)        238      (3,149)
Interest expense on
 borrowings...............      (1,501)       (251)      (1,752)        302          61         363
                            ----------  ----------  -----------  ----------  ----------  ----------
  Total interest expense..      (9,717)     (1,298)     (11,015)     (3,085)        299      (2,786)
                            ----------  ----------  -----------  ----------  ----------  ----------
Increase (decrease) in net
 interest income..........  $   14,803  $   (2,066) $    12,737  $    7,432  $   (1,835) $    5,597
                            ==========  ==========  ===========  ==========  ==========  ==========

--------
(1) Interest income includes $290,000, $356,000 and $233,000 for 1997, 1996 and 1995, respectively, to adjust to a fully taxable equivalent basis using the federal statutory rate of 34%.
(2) The change in interest income and expense not attributable to specific volume and rate changes has been reflected as volume variances. Nonaccrual loans are included in average loans.

  Interest income in 1997 increased 43.6% to $78.2 million from $54.5 million in 1996. This was primarily due to the significant increase in loans, the Company's highest yielding interest-earning asset. Loan volume increases were the result of the continuing economic improvement in the Company's market areas, as well as the addition of experienced relationship managers and significant business development efforts by the Company's relationship managers. The increase was partially offset by a decline in the yield earned on average interest-earning assets. While average interest-earning assets increased $278.8 million, or 46.2% to $882.2 million in 1997, compared to $603.4 million in 1996, average loans increased $184.6 million, or 44.8% to $596.2 million, or 67.6% of average interest-earning assets, in 1997 from $411.6 million, or 68.2% of average interest-earning assets in 1996. Investment securities, Federal funds sold and other short-term investments, the Company's other interest-earning assets, increased 49.1% to $286.0 million, or 32.4% of average interest-earning assets in 1997, from $191.8 million, or 31.8% of average interest-earning assets in 1996.

  The average yield on interest-earning assets declined 15 basis points to 8.87% in 1997 from 9.02% in 1996 primarily due to the decline in the yields on loans which was caused by increased competition for quality borrowers in the Company's market area. The average yield on loans declined 14 basis points to 10.29% in 1997 from 10.43% in 1996 primarily due to increased competition as discussed above. The average yield on other interest-earning assets declined 10 basis points to 5.90% in 1997, compared to 6.00% in 1996.

  Interest expense in 1997 increased 57.6% to $30.1 million from $19.1 million in 1996. This increase was due to greater volumes of interest-bearing liabilities coupled with slightly higher interest rates paid on interest-bearing liabilities. Average interest-bearing liabilities increased 45.9% to $715.9 million in 1997 from $490.7 million in 1996 due to the efforts of the Banks' relationship managers in generating core deposits from their client relationships and the deposits derived from the activities of the Greater Bay Trust Company and the Venture Banking Group.

  During 1997, average noninterest-bearing deposits increased to $149.2 million from $103.3 million in 1996. Due to that increase, noninterest-bearing deposits comprised 17.8% of total deposits at year end 1997, compared 17.6% at year end 1996.

  As a result of the foregoing, the Company's interest rate spread declined to 4.66% in 1997 from 5.12% in 1996 and the net yield on interest-earning assets declined in 1997 to 5.45% from 5.85% in 1996.

  Interest income increased 18.2% to $54.5 million in 1996 from $46.1 million in 1995, as a result of the combined effects of increases in average interest-earning assets and the yields earned on such assets. Average interest-earning assets increased 22.3% to $603.4 million in 1996 from $493.6 million in 1995 as a result of almost proportionate increases in both loans and other interest-earning assets. The yield on the higher volume of average interest-earning assets declined 31 basis points to 9.02% in 1996 from 9.33% in 1995, primarily as a result of decreases in market rates of interest.

  Interest expense in 1996 increased 17.2% to $19.1 million from $16.3 million in 1995 primarily as a result of the volume of interest-bearing liabilities offset by a slight decrease in rates paid on interest-bearing liabilities. As a result of increases in market rates of interest, the average rate paid on average interest-bearing liabilities declined 17 basis points to 3.90% in 1996 from 4.07% in 1995. Corresponding to the growth in average interest-earning assets, average interest-bearing liabilities increased 22.3% to $490.7 million in 1996 from $401.0 million in 1995.

  As a result of the foregoing, the Company's interest rate spread declined to 5.12% in 1996 from 5.26% in 1995 and the net yield on interest-earning assets declined to 5.85% in 1996 from 6.02% in 1995.

  Certain client service expenses were incurred by the Company with respect to its noninterest-bearing liabilities. These expenses include messenger services, check supplies and other related items and are included in operating expenses. Had they been included in interest expense, the impact of these expenses on the Company's net yield on interest-earning assets would have been as follows for each of the years presented.

                                                 YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1997       1996      1995
(DOLLARS IN THOUSANDS)                           --------   --------   -------
Average noninterest bearing demand deposits....  $149,161   $103,287   $78,284
Client service expenses........................       405        431       352
Client service expense, annualized.............      0.27%      0.42%     0.45%
IMPACT ON NET YIELD ON INTEREST-EARNING ASSETS:
Net yield on interest-earning assets...........      5.45%      5.85%     6.02%
Impact of client service expense...............     (0.05)%    (0.07)%   (0.07)%
                                                 --------   --------   -------
Adjusted net yield on interest-earning assets
 (1)...........................................      5.40%      5.78%     5.95%
                                                 ========   ========   =======

--------
(1) Noninterest-bearing liabilities are included in cost of funds calculations to determine adjusted net yield of spread.

  The impact on the net yield on interest-earning assets is determined by offsetting net interest income by the cost of client service expense, which reduces the yield on interest-earning assets. The cost for client service expense reflects the Company's efforts to manage its client service expenses.

 Provision for Loan Losses

  The provision for loan losses creates an allowance for future loan losses. The loan loss provision for each year is dependent on many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of the loan portfolio, the value of the underlying collateral on problem loans and the general economic conditions in the Company's market area. The Company performs a monthly assessment of the risk inherent in its loan portfolio, as well as a detailed review of each asset determined to have identified weaknesses. Based on this analysis, which includes reviewing historical loss trends, current economic conditions, industry concentrations and specific reviews of assets classified with identified weaknesses, the Company makes a provision for potential loan losses. Specific allocations are made for loans where the probability of a loss can be defined and reasonably determined, while the balance of the provisions for loan losses are based on historical data, delinquency trends, economic conditions in the Company's market area and industry averages. Annual fluctuations in the provision for loan losses result from management's assessment of the adequacy of the allowance for loan losses, and ultimate loan losses may vary from current estimates.

  The provision for loan losses in 1997 was $6.2 million, compared to $2.2 million in 1996 and $1.2 million in 1995. In addition, in connection with the mergers, the Company made $1.35 million and $800,000 in additional provision for loan losses in 1997 and 1996, respectively, to conform the Banks' reserve allocation methodologies, which are included in operating expenses. The increased provision for loan losses during 1997 reflects the impact of the $161.9 million increase in gross loans outstanding at December 31, 1997 from year end 1996. Notwithstanding the substantial increase in loans outstanding, nonperforming loans, comprised of nonaccrual loans and accruing loans past due 90 days or more, declined to $2.8 million or 0.42% of loans outstanding at December 31, 1997, from $4.7 million or 0.91% of loans outstanding at December 31, 1996. The increased provision for loan losses during 1996 of $2.2 million, as compared to $1.2 million during 1995, reflected the higher level of nonperforming loans experienced by the Company. At December 31, 1996, nonperforming loans were $4.7 million, as compared to $3.9 million at December 31, 1995.

  For further information on nonperforming and classified loans and the allowance for loan losses, see--"Nonperforming and Classified Assets" herein.

 Other Income

  Total other income increased to $6.3 million in 1997, compared to $4.0 million in 1996 and $2.7 million in 1995. The following table sets forth information by category of other income for the years indicated.

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1997      1996      1995
     (DOLLARS IN THOUSANDS)                        --------  --------  --------
     Trust fees................................... $  2,049  $  1,426  $    710
     Depositors' service fees.....................    1,382     1,268       901
     Warrant income...............................    1,162        92       --
     Gain on sale of SBA loans....................      883       537       420
     Investment losses............................      (39)     (263)     (113)
     Other........................................      850       890       764
                                                   --------  --------  --------
       Total...................................... $  6,287  $  3,950  $  2,682
                                                   ========  ========  ========

  The increase in other income in 1997 was primarily the result of $1.1 million increase in warrant income in 1997, a $623,000 increase in trust fees, and a $346,000 increase in the gain on sale of Small Business Administration ("SBA") loans. As previously discussed, the warrant income resulted from the sale of stock acquired from clients in connection with financing activities. The increase in trust fee was due to significant growth in assets under management by Greater Bay Trust Company. Trust assets increased to $577.7 million at year end 1997, compared to $418.0 million at December 31, 1996 and $270.0 million at December 31, 1995.

The increase in the gain on sale of SBA loans was due to an increase in the origination and subsequent sale of SBA loans.

  The increase in other income in 1996 as compared to 1995 was primarily the result of a $716,000 increase in trust fees and a $367,000 increase in depositors' service fees. The trust fee increase was due to significant growth in assets under management by Greater Bay Trust Company as discussed above. Depositors' service fees increased due to growth in deposits.

 Operating Expenses

  The following table sets forth the major components of operating expenses for the years indicated.

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
   (DOLLARS IN THOUSANDS)                         --------  --------  --------
   Compensation and benefits..................... $ 17,810  $ 14,027  $ 12,326
   Occupancy and equipment.......................    4,622     3,875     3,168
   Mergers and related nonrecurring costs........    3,333     2,791       --
   Professional services and legal costs.........    1,407     1,390     1,364
   Client service expenses.......................      405       431       352
   FDIC insurance and regulatory assessments.....      257       123       659
   Expenses on other real estate owned...........       72        35        71
   Other.........................................    3,240     4,785     5,247
                                                  --------  --------  --------
     Total operating expenses.................... $ 31,146  $ 27,457  $ 23,187
   Nonrecurring costs............................    2,046     2,791     2,135
                                                  --------  --------  --------
     Total operating expenses excluding
      nonrecurring costs......................... $ 29,100  $ 24,666  $ 21,052
                                                  ========  ========  ========
   Efficiency ratio..............................    57.61%    70.54%    72.05%
   Efficiency ratio, excluding nonrecurring
    costs........................................    53.83%    63.37%    65.42%
   Total operating expenses to average assets....     3.33%     4.21%     4.35%
   Total operating expenses to average assets,
    excluding nonrecurring costs.................     3.11%     3.78%     3.95%

  Operating expenses totaled $31.1 million for 1997, compared to $27.5 million for 1996 and $23.2 million for 1995. The ratio of operating expenses to average assets was 3.33% in 1997, 4.21% in 1996, and 4.35% in 1995.
Nonrecurring costs in 1997 included $3.3 million in merger and related nonrecurring costs and were offset by $1.7 million legal settlement recovery. 1996 nonrecurring costs included $2.8 million in merger and related nonrecurring costs. 1995 nonrecurring costs included $1.7 million in legal settlement costs and $435,000 related to the closing of CNB's mortgage banking business unit and terminated merger discussions. Excluding these items, operating expense to average assets would have been 3.11% in 1997, 3.78% in 1996 and 3.93% in 1995.

  The efficiency ratio is computed by dividing total operating expenses by net interest income and other income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same (or greater) volume of income while a decrease would indicate a more efficient allocation of resources. The Company's efficiency ratio for 1997 was 57.61%, compared to 70.54% in 1996 and 72.05% in 1995. Excluding nonrecurring costs, the Company's efficiency ratios were 53.83%, 63.37% and 65.42% in 1997, 1996 and 1995, respectively. The improvement in the Company's efficiency ratio in 1997 and 1996 was due to the investment in infrastructure in 1995 and prior, which allowed the Company to grow its revenue base in 1996 and 1997 without comparable increases in operating expenses.

  Compensation and benefits expenses increased in 1997 to $17.8 million compared to $14.0 million in 1996 and $12.3 million in 1995. The increase in compensation and benefits is due primarily to the additions in personnel made in 1997 and 1996 to accommodate the growth of the Company.

  The increase in occupancy and equipment expense in 1997 was primarily the result of the opening of the Company's new administrative offices in Palo Alto and the relocation of one of MPB's branches from San Carlos to Redwood City. The increase in occupancy and equipment expense in 1996 was primarily due to the opening of CNB's Emerson office and the Greater Bay Trust Company office in downtown Palo Alto.

  Federal Deposit Insurance Corporation ("FDIC") deposit insurance and Office of the Comptroller of the Currency ("OCC") regulatory assessments increased to $257,000 in 1997, compared to $123,000 in 1996, and $659,000 in 1995. Deposit levels increased 43.3% from 1996 to 1997, resulting in the increase in FDIC deposit insurance premiums. The decrease from 1995 to 1996 was a result of the lowering of deposit insurance premiums by the FDIC when the Bank Insurance Fund was fully funded as of March 1995.

  The increase in other operating expenses was related to the growth in the Company's loans, deposits and trust assets. As indicated by the declining efficiency ratio and ratio of total operating expenses to average assets from 1996 to 1997, the Company has been able to achieve economies of scale subsequent to the November 1996 merger between Cupertino National Bancorp and Mid-Peninsula Bancorp. From 1996 to 1997, average assets increased 43.6%, while operating expenses excluding nonrecurring costs, increased only 18.3%. From 1995 to 1996 prior to the merger, average assets increased 22.4% and operating expenses, excluding nonrecurring costs, increased 17.2%.

 Income Taxes

  The Company's effective income tax rate for 1997 was 39.7%, compared to 42.9% in 1996 and 38.9% in 1995. The effective rate in 1996 was higher than the statutory rate due to the impact of nondeductible merger and related costs which were partially offset by tax-exempt income on municipal securities. The effective rates in 1997 and 1995 were lower than the statutory rate due to tax-exempt income on municipal securities.

FINANCIAL CONDITION

  Total assets increased 32.2% to $1.1 billion at December 31, 1997, compared to $826.4 million at December 31, 1996. Total assets increased 43.3% in 1996 from $576.6 million at December 31, 1995. The increases in 1997 and 1996 were primarily due to increases in the Company's loan portfolio funded by growth in deposits. As previously discussed, included in total assets at December 31, 1997 and 1996 were the invested proceeds of a Special Deposit of $88.1 million and $94.4 million, respectively. This deposit was received in late 1996 and management anticipates that this deposit will be withdrawn at some point in 1998. Without this deposit, total assets would have grown 37.2% and 26.9% in 1997 and 1996, respectively.

 Loans

  Total gross loans increased 30.8% to $678.5 million at December 31, 1997, compared to $516.6 million at December 31, 1996. Total gross loans increased 47.5% in 1996 from $350.3 million at year end 1995. The increases in loan volumes in 1997 and 1996 were primarily due to an improving economy in the Company's market areas coupled with the business development efforts by the Company's relationship managers.

  The Company's loan portfolio is concentrated in commercial (primarily manufacturing, service and technology) and real estate lending, with the balance in consumer loans. While no specific industry concentration is considered significant, the Company's lending operations are located in a market area that is dependent on the technology and real estate industries and supporting service companies. Thus, the Company's borrowers could be adversely impacted by a downturn in these sectors of the economy which could reduce the demand for loans and adversely impact the borrowers' abilities to repay their loans, while also decreasing the Company's net interest margin.

  The following table presents the composition of the Company's loan portfolio at the dates indicated.

                                                         DECEMBER 31,
                          -----------------------------------------------------------------------------------
                               1997             1996             1995             1994             1993
                          ---------------  ---------------  ---------------  ---------------  ---------------
                           AMOUNT     %     AMOUNT     %     AMOUNT     %     AMOUNT     %     AMOUNT     %
(DOLLARS IN THOUSANDS)    --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
Commercial..............  $324,535   49.1% $272,992   54.0% $199,154   58.0% $173,656   57.3% $160,491   55.3%
Real estate construction
 and land...............   109,671   16.6    90,010   17.8    41,335   12.0    31,039   10.2    33,690   11.6
Real estate term........   179,458   27.2   109,693   21.7    79,840   23.3    68,425   22.6    45,977   15.8
Consumer and other......    64,854    9.8    43,896    8.6    29,954    8.7    31,755   10.4    48,634   16.8
                          --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
 Total loans, gross.....   678,518  102.7   516,591  102.1   350,283  102.0   304,875  100.5   288,792   99.5
Deferred fees and
 discounts, net.........    (2,654)  (0.4)   (2,156)  (0.4)   (1,443)  (0.4)   (1,440)  (0.5)   (1,568)  (0.5)
                          --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
 Total loans, net of
  deferred fees.........   675,864  102.3   514,435  101.7   348,840  101.6   303,435  100.0   287,224   99.0
Allowance for loan
 losses.................   (15,208)  (2.3)   (8,690)  (1.7)   (5,456)  (1.6)   (5,590)  (1.8)   (4,729)  (1.6)
                          --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
 Net loans..............   660,656  100.0   505,745  100.0   343,384  100.0   297,845   98.2   282,495   97.4
Loans held for sale.....       --     0.0       --     0.0       --     0.0     5,382    1.8     7,625    2.6
                          --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
 Total loans............  $660,656  100.0% $505,745  100.0% $343,384  100.0% $303,229  100.0% $290,120  100.0%
                          ========  =====  ========  =====  ========  =====  ========  =====  ========  =====

  The following table presents the maturity distribution of the Company's commercial, real estate construction and land and real estate term portfolios and the sensitivity of such loans to changes in interest rates at December 31, 1997.

                                                        REAL ESTATE
                                                        CONSTRUCTION REAL ESTATE
                                             COMMERCIAL   AND LAND      TERM
     (DOLLARS IN THOUSANDS)                  ---------- ------------ -----------
     Loan maturing in:
      One year or less:
       Fixed rate...........................  $  5,515    $  1,010    $  1,407
       Variable rate........................   180,794      96,067      21,672
      One to five years:
       Fixed rate...........................     9,691       2,354       4,538
       Variable rate........................    73,741       6,025      35,521
      After five years:
       Fixed rate...........................    16,259         --       61,064
       Variable rate........................    38,535       4,215      55,256
                                              --------    --------    --------
         Total..............................  $324,535    $109,671    $179,458
                                              ========    ========    ========

 Nonperforming and Classified Assets

  Management generally places loans on nonaccrual status when they become 90 days past due, unless they are well secured and in the process of collection. When a loan is placed on nonaccrual status, any interest previously accrued but not collected is generally reversed from income. Loans are charged off when management determines that collection has become unlikely. Restructured loans are those where the Banks have granted a concession on the interest paid or original repayment terms due to financial difficulties of the borrower. Other real estate owned ("OREO") consists of real property acquired through foreclosure on the related collateral underlying defaulted loans.

  The following table sets forth information regarding nonperforming assets at the dates indicated.

                                                   DECEMBER 31,
                                        --------------------------------------
                                         1997    1996    1995    1994    1993
(DOLLARS IN THOUSANDS)                  ------  ------  ------  ------  ------
Nonperforming loans
  Nonaccrual loans..................... $2,843  $3,436  $3,105  $5,316  $3,762
  Accruing loans past due 90 days or
   more                                    --    1,237     830   1,371   1,903
  Restructured loans...................    --      --      --      --      --
                                        ------  ------  ------  ------  ------
    Total nonperforming loans..........  2,843   4,673   3,935   6,687   5,665
Other real estate owned................    340     152   1,000     375     658
                                        ------  ------  ------  ------  ------
    Total nonperforming assets......... $3,183  $4,825  $4,935  $7,062  $6,323
                                        ======  ======  ======  ======  ======
  Nonperforming assets to total loans
   and other real estate owned.........   0.47%   0.93%   1.41%   2.27%   2.13%

  At December 31, 1997, the Company had $2.8 million in nonaccrual loans. Nonaccrual loans included 14 loans with aggregate principal balances ranging from $7,000 to $1.3 million. Interest income foregone on nonperforming loans outstanding at year end totaled $303,000, $400,000 and $282,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

  The Company records OREO at the lower of carrying value or fair value less estimated costs to sell. Estimated losses that result from the ongoing periodic valuation of these properties are charged to earnings through a provision for losses on foreclosed property in the period in which they are identified. At December 31, 1997, OREO consisted of two properties acquired through foreclosure with a carrying value of $340,000.

  The policy of the Company is to review each loan in the portfolio to identify problem credits. There are three classifications for problem loans:
"substandard," "doubtful" and "loss." Substandard loans have one or more defined weakness and are characterized by the distinct possibility that the Banks will sustain some loss if the deficiencies are not corrected. Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable; and there is a high possibility of loss of some portion of the principal balance. A loan classified "loss" is considered uncollectible and its continuance as an asset is not warranted.

  The following table sets forth the classified assets at the dates indicated.

                                                           DECEMBER 31,
                                                      ------------------------
                                                       1997     1996    1995
     (DOLLARS IN THOUSANDS)                           -------  ------  -------
     Substandard..................................... $14,302  $7,759  $ 9,169
     Doubtful........................................   1,377   1,664      789
     Loss............................................     --      --       --
     Other real estate owned.........................     340     152    1,000
                                                      -------  ------  -------
       Classified assets............................. $16,019  $9,575  $10,958
                                                      =======  ======  =======
     Classified assets to total loans and other real
      estate owned...................................    2.37%   1.86%    3.13%
     Allowance for loan losses to total classified
      assets.........................................   94.94%  90.76%   49.79%

  With the exception of these classified loans, management was not aware of any loans outstanding as of December 31, 1997 where the known credit problems of the borrower would cause management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms and which would result in such loans being included in nonperforming or classified asset tables at some future date. Management cannot, however, predict the extent to which economic conditions in the Company's market areas may worsen or the full impact such an environment may have on the Company's loan portfolio. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual, become restructured loans, or other real estate owned in the future.

 Allowance For Loan Losses

  The allowance for loan losses is established through a provision for loan losses based on management's evaluation of risk inherent in the Company's loan portfolio and economic conditions in the Company's market areas. See "-- Provision for Loan Losses" herein. The allowance is increased by provisions charged against earnings and reduced by net loan charge-offs. Loans are charged-off when they are deemed to be uncollectible, recoveries are generally recorded only when cash payments are received.

  The following table sets forth information concerning the Company's allowance for loan losses at the dates and for the years indicated.

                             AT AND FOR THE YEARS ENDED DECEMBER 31,
                           ---------------------------------------------------
                             1997       1996      1995       1994       1993
(DOLLARS IN THOUSANDS)     --------   --------  --------   --------   --------
Period end loans
 outstanding.............  $678,518   $516,591  $320,283   $304,875   $288,792
Average loans
 outstanding.............  $596,229   $411,611  $323,142   $288,665   $285,272
Allowance for loan
 losses:
Balance at beginning of
 period..................  $  8,690   $  5,456  $  5,590   $  4,729   $  4,083
Charge-offs:
   Commercial............      (801)      (119)     (973)      (798)    (1,357)
   Real estate
    construction and
    land.................      (243)      (127)     (410)      (388)       (29)
   Real estate term......       --         --        --         --         (50)
   Consumer and other....       (86)      (121)     (106)      (141)      (162)
                           --------   --------  --------   --------   --------
    Total charge-offs....    (1,130)      (367)   (1,489)    (1,327)    (1,598)
                           --------   --------  --------   --------   --------
Recoveries:
   Commercial............        51        343       190        189         34
   Real estate
    construction and
    land.................       --         283         3          1         47
   Real estate term......       --         --        --          48         10
   Consumer and other....         5         19         2          7         48
                           --------   --------  --------   --------   --------
    Total recoveries.....        56        645       195        245        139
                           --------   --------  --------   --------   --------
   Net charge-offs.......    (1,074)       278    (1,294)    (1,082)    (1,459)
Provision charged to
 income(1)...............     7,592      2,956     1,160      1,943      2,105
                           --------   --------  --------   --------   --------
Balance at end of period.  $ 15,208   $  8,690  $  5,456   $  5,590   $  4,729
                           ========   ========  ========   ========   ========
Net recoveries (charge-
 offs) to average loans
 outstanding during the
 period..................     (0.18)%     0.07%    (0.40)%    (0.37)%    (0.51)%
Allowance as a percentage
 of average loans
 outstanding.............      2.55%      2.11%     1.69%      1.94%      1.66%
Allowance as a percentage
 of period end loans
 outstanding.............      2.55%      1.68%     1.70%      1.84%      1.65%
Allowance as a percentage
 of non-performing loans.    534.92%    185.96%   138.65%     83.60%     83.48%

--------
(1) Includes $1,350,000 and $800,000 in 1997 and 1996, respectively, to conform practices for the Bank's reserve methodologies, which is included in mergers and related nonrecurring costs.

  Management considers changes in the size and character of the loan portfolio, changes in nonperforming and past due loans, historical loan loss experience, and the existing and prospective economic conditions when determining the adequacy of the allowance for loan losses. Although management believes that the allowance for loan losses is adequate to provide for both potential losses and estimated inherent losses in the portfolio, future provisions will be subject to continuing evaluations of the inherent risk in the portfolio and if the economy declines or asset quality deteriorates, additional provisions could be required.

  The table on the following page provides a summary of the allocation of the allowance for loan losses for specific loan categories at the dates indicated. The allocation presented should not be interpreted as an indication that charges to the allowance for loan losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amounts available for future losses that may occur within these categories. The unallocated portion of the allowance for loan losses and the total allowance is applicable to the entire loan portfolio.

                                                            DECEMBER 31,
                          --------------------------------------------------------------------------------
                                1997            1996            1995            1994            1993
                          ---------------- --------------- --------------- --------------- ---------------
                                    % OF            % OF            % OF            % OF            % OF
                                  CATEGORY        CATEGORY        CATEGORY        CATEGORY        CATEGORY
                                  TO GROSS        TO GROSS        TO GROSS        TO GROSS        TO GROSS
                          AMOUNT   LOANS   AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS
(DOLLARS IN THOUSANDS)    ------- -------- ------ -------- ------ -------- ------ -------- ------ --------
Commercial..............  $ 4,978   47.83% $3,326   52.85% $1,958   56.86% $3,056   55.97% $2,291   54.14%
Real estate construction
 and land...............      778   16.16%  1,463   17.42%    572   11.80%    706   10.00%    745   11.37%
Real estate term........    1,230   26.45%    859   21.23%    894   22.79%    405   22.05%    636   15.51%
Consumer and other......      440    9.56%    548    8.50%    604    8.55%    564   10.24%    289   16.41%
Loans held for sale.....      --              --              --               14    1.74%     27    2.57%
                          -------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Total allocated.........    7,426           6,196           4,028           4,745           3,988
Unallocated.............    7,782           2,494           1,428             845             741
                          -------  ------  ------  ------  ------  ------  ------  ------  ------  ------
 Total..................  $15,208  100.00% $8,690  100.00% $5,456  100.00% $5,590  100.00% $4,729  100.00%
                          =======  ======  ======  ======  ======  ======  ======  ======  ======  ======

 Investment Securities

  The Company's investment portfolio is managed to meet the Company's liquidity needs through proceeds from scheduled maturities and is utilized for pledging requirements for deposits of state and political subdivisions and securities sold under repurchase agreements. The portfolio is comprised of U.S. Treasury securities, U.S. government agency securities, mortgage-backed securities, obligations of states and political subdivisions and a modest amount of equity securities including Federal Reserve Bank stock and Federal Home Loan Bank stock. The Company does not include federal funds sold and certain other short term securities as investment securities. These other investments are included in cash and cash equivalents. Investment securities classified as available for sale are recorded at fair market value, while investment securities classified as held to maturity are recorded at cost. Unrealized gains or losses, net of the deferred tax effect, are reported as increases or decreases in shareholders' equity for available for sale securities.

  The amortized cost and estimated market value of investment securities at December 31, 1997 is summarized as follows:

                                                   GROSS      GROSS
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
DECEMBER 31, 1997                        COST      GAINS      LOSSES    VALUE
(DOLLARS IN THOUSANDS)                 --------- ---------- ---------- --------
AVAILABLE FOR SALE SECURITIES:
U.S. Treasury obligations............. $  9,850    $   52     $  (2)   $  9,900
U.S. agency notes.....................   33,336        52       (57)     33,331
Mortgage-backed securities............   98,593       357       (76)     98,874
Tax-exempt securities.................    7,018       199        (5)      7,212
Corporate securities..................    7,568        62       --        7,630
                                       --------    ------     -----    --------
  Total securities available for sale.  156,365       722      (140)    156,947
                                       --------    ------     -----    --------
HELD TO MATURITY SECURITIES:
U.S. Treasury obligations.............      501         1       --          502
U.S. agency notes.....................   17,798       182       (12)     17,968
Mortgage-backed securities............   11,324       177        (2)     11,499
Tax-exempt securities.................   14,838       492       (53)     15,277
                                       --------    ------     -----    --------
  Total securities held to maturity...   44,461       852       (67)     45,246
                                       --------    ------     -----    --------
Other securities......................    4,118       --        --        4,118
                                       --------    ------     -----    --------
  Total investment securities......... $204,944    $1,574     $(207)   $206,311
                                       ========    ======     =====    ========

  The tax effected net unrealized gain on available for sale securities was $338,000 for the year ended December 31, 1997. The following table shows the amortized cost and estimated market value of the Company's investment securities by maturity at December 31, 1997.

                                            1999     2003
                                           THROUGH  THROUGH   2008 AND
                                   1998     2002     2007    THEREAFTER  TOTAL
(DOLLARS IN THOUSANDS) (1)        -------  -------  -------  ---------- --------
AVAILABLE FOR SALE SECURITIES:
U.S. Treasury obligations........ $ 6,557  $ 3,293  $   --    $    --   $  9,850
U.S. agency notes (2)............   8,098   14,492   10,746        --     33,336
Mortgage-backed securities (3)...      54    3,351    8,680     86,508    98,593
Tax-exempt securities............     266    1,661    4,711        380     7,018
Corporate securities.............   2,511    5,057      --         --      7,568
                                  -------  -------  -------   --------  --------
  Total securities available for
   sale..........................  17,486   27,854   24,137     86,888   156,365
                                  -------  -------  -------   --------  --------
Market value..................... $17,507  $27,963  $24,358   $ 87,119  $156,947
                                  =======  =======  =======   ========  ========
HELD TO MATURITY SECURITIES:
U.S. Treasury obligations........     501      --       --         --        501
U.S. agency notes (2)............   5,898    5,985    5,915        --     17,798
Mortgage-backed securities (3)...      52      --     4,585      6,687    11,324
Tax-exempt securities............     951    4,617    1,831      7,439    14,838
                                  -------  -------  -------   --------  --------
  Total securities held to
   maturity......................   7,402   10,602   12,331     14,126    44,461
                                  =======  =======  =======   ========  ========
Market value.....................   7,472   10,654   12,640     14,480    45,246
                                  =======  =======  =======   ========  ========
COMBINED INVESTMENT SECURITIES
 PORTFOLIO
Total investment securities...... $24,888  $38,456  $36,468   $101,014  $200,826
Total market value............... $24,979  $38,617  $36,998   $101,599  $202,193
Weighted average yield-total
 portfolio (4)...................    5.83%    6.71%    7.05%      7.27%     6.95%

--------
(1) Other securities are comprised of equity investments and have no stated maturity and therefore are excluded from this table.
(2) Certain notes issued by U.S. agencies may be called, without penalty, at the discretion of the issuer. This may cause the actual maturities to differ significantly from the contractual maturity dates.
(3) Mortgage-backed securities are shown at contractual maturity; however, the average life of these mortgage-backed securities may differ due to principal prepayments.
(4) Yields on tax-exempt securities have been computed on a fully tax-equivalent basis.

  For additional information concerning the investments portfolio, see Note 3 of Notes to Consolidated Financial Statements.

 Deposits

  The Company emphasizes developing total client relationships with its customers in order to increase its core deposit base. Deposits reached $973.4 million at December 31, 1997, an increase of 30.2% compared to deposits of $747.8 million at December 31, 1996. In 1996, deposits increased 45.0% from $515.9 million at December 31, 1995.

  Total average deposits increased 43.4% to $839.8 million for 1997, compared to an average of $585.8 million for 1996. In 1996, average deposits increased 25.7% over average deposits of $466.0 million in 1995. The increase in deposits was primarily due to the continued marketing efforts directed at commercial business clients in the Company's market areas, coupled with an increase in deposits related to the new business development activities of the Greater Bay Trust Company and the Venture Banking Group.

  PBC holds $88.1 million in one demand deposit account (the "Special Deposit"). The deposit account represents the proposed settlement of a class action lawsuit not involving PBC or the Company. Due to the uncertainty of the time the Special Deposit will remain with PBC, management has invested the proceeds from this deposit in agency securities with maturities of less than 90 days. As previously discussed, the interest rate spread on the Special Deposit was approximately 2.25% in 1997 and 1996, which contributed to the Company's decrease in overall interest rate spread in 1997 and 1996.

  Savings, NOW and money market deposit accounts reached $564.8 million at year end 1997, an increase of 25.6% from the prior year. Savings, NOW and money market deposit accounts of $449.7 million at December 31, 1996 were up 58.5% from $283.7 million at December 31, 1995.

  Time certificates of deposit of more than $100,000, and other time deposits totaled $204.4 million or 21.0% of total deposits at December 31, 1997, compared to $136.6 million, or 18.3% of total deposits at December 31, 1996 and $116.8 million or 22.7% of total deposits at December 31, 1995

  As of December 31, 1997 and 1996, the Company had $10.0 and $20.6 million in brokered deposits outstanding, respectively.

 Liquidity and Cash Flow

  The objective of liquidity management is to maintain each Bank's ability to meet the day-to-day cash flow requirements of its clients who either wish to withdraw funds or require funds to meet their credit needs. The Company must manage its liquidity position to allow the Banks to meet the needs of their clients while maintaining an appropriate balance between assets and liabilities to meet the return on investment expectations of its shareholders. The Company monitors the sources and uses of funds on a daily basis to maintain an acceptable liquidity position. In addition to liquidity from core deposits and repayments and maturities of loans and investments, the Banks utilize brokered deposit lines, sell securities under agreements to repurchase and borrow overnight federal funds. In 1997 the Company issued $20.0 million in Trust Preferred Securities ("TPS") to enhance its regulatory capital base, while also providing added liquidity. During 1995 the Company issued $3.0 million of subordinated notes for similar purposes.

  Greater Bay is a company separate and apart from the Banks. It must provide for its own liquidity. Substantially all of Greater Bay's revenues are obtained from management fees, interest received and dividends declared and paid by the Banks. Management of Greater Bay believes that such restrictions will not have an impact on the ability of Greater Bay to meet its ongoing cash obligations. As of December 31, 1997, Greater Bay did not have any material commitments for capital expenditures. There are statutory and regulatory provisions that could limit the ability of the Banks to pay dividends to Greater Bay.

  Net cash provided by operating activities, consisting primarily of net interest income, totaled $11.8 million for 1997, $7.8 million for 1996 and $12.4 million for 1995. Cash used for investing activities totaled $237.8 million in 1997, $156.2 million in 1996 and $77.6 million in 1995. The funds used for investing activities primarily represent increases in loans and investment for each year reported.

  For the year ended December 31, 1997, net cash provided by financing activities was $251.3 million. Historically, the primary financing activity of the Company has been deposits and short-term borrowings. Deposits increased $225.6 million for the year ended December 31, 1997 and short-term borrowings increased $7.5 million for the same period. Proceeds from the issuance of TPS in the first quarter of 1997 were $20.0 million. For the year ended December 31, 1996, net cash provided by financing activities was $243.6 million. Deposits increased $232.0 million, while short-term borrowings increased $12.0 million.

 Capital Resources

  Shareholders' equity at December 31, 1997 increased to $66.6 million from $58.0 million at December 31, 1996 and from $52.4 million at December 31, 1995. During 1997, the Greater Bay paid aggregate cash dividends of $0.60 per share. In 1997, prior to the completion of its merger with the Company, PBC declared a cash dividend of $3.20 per share.

  The Company has provided a substantial portion of its capital requirements through the retention of earnings. In the first quarter of 1997, the Company increased its capital base by issuing $20.0 million of TPS which, subject to certain limitations, qualify as Tier 1 capital. Additionally, in the third quarter of 1995, the Company issued $3.0 million of subordinated notes which qualify as Tier 2 capital. The private offering was subscribed to by the Company's directors, officers and other accredited investors.

  A banking organization's total qualifying capital includes two components, core capital (Tier 1 capital) and supplementary capital (Tier 2 capital). Core capital, which must comprise at least half of total capital, includes common shareholders' equity, qualifying perpetual preferred stock, trust preferred securities and minority interests, less goodwill. Supplementary capital includes the allowance for loan losses (subject to certain limitations), other perpetual preferred stock, trust preferred securities, certain other capital instruments and term subordinated debt. The Company's major capital components are shareholders' equity and trust preferred securities in core capital, and the allowance for loan losses and subordinated debt in supplementary capital.

  At December 31, 1997, the minimum risk-based capital requirements to be considered adequately capitalized were 4.0% for core capital and 8.0% for total capital. Federal banking regulators have also adopted leverage capital guidelines to supplement risk-based measures. The leverage ratio is determined by dividing Tier 1 capital as defined under the risk-based guidelines by average total assets (not risk-adjusted) for the preceding quarter. The minimum leverage ratio is 3.0%, although certain banking organizations are expected to exceed that amount by 1.0% or more, depending on their circumstances.

  Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, the Federal Reserve, the OCC and the FDIC have adopted regulations setting forth a five-tier system for measuring the capital adequacy of the financial institutions they supervise. The capital levels of the Company at December 31, 1997 and the two highest levels recognized under these regulations are as follows.

                                               TIER 1         TOTAL
                                             RISK-BASED    RISK-BASED   LEVERAGE
                                            CAPITAL RATIO CAPITAL RATIO  RATIO
                                            ------------- ------------- --------
     Company...............................    10.69%        12.32%      8.29%
     Well-capitalized......................     6.00%        10.00%      5.00%
     Adequately capitalized................     4.00%         8.00%      4.00%

  At December 31, 1997, the Company's risk-based capital ratios were 10.69% for Tier 1 risk-based capital and 12.32% for total risk-based capital, compared to 9.52% and 11.22%, respectively, as of December 31, 1996.

The Company's leverage ratio was 8.29% at December 31, 1997, compared to 7.59% at December 31, 1996. These ratios all exceeded the well-capitalized guidelines shown above.

  In addition, at December 31, 1997, each of the Banks had levels of capital which exceeded the well-capitalized guidelines. For additional information on the capital levels and capital ratios of the Company and each of the Banks, see Note 15 of Notes to Consolidated Financial Statements.

  The Company anticipates that the economic and business conditions in its market areas will continue to expand in 1998, resulting in continued growth in earnings and deposits. To support this continuing growth or future acquisition opportunities, it may be necessary for the Company to raise additional capital through the sale of either debt or equity securities in order for the Company and each of the Banks to remain well-capitalized under applicable regulations.

 Quantitative and Qualitative Disclosures About Market Risk

  The Company's financial performance is impacted by, among other factors, interest rate risk and credit risk. The Company utilizes no derivatives to mitigate its credit risk, relying instead on loan review and an adequate loan loss reserve see "--Allowance for Loan Losses" herein.

  Interest rate risk is the risk of loss in value due to changes in interest rates. This risk is addressed by the Company's Asset Liability Management Committee ("ALCO"), which includes senior management representatives. The ALCO monitors and considers methods of managing interest rate risk by monitoring changes in net portfolio values ("NPV") and net interest income under various interest rate scenarios. The ALCO attempts to manage the various components of the Company's balance sheet to minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

  The Company's exposure to interest rate risk is reviewed on at least a quarterly basis by the Board of Directors and the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the Company's change in NPV in the event of hypothetical changes in interest rates and interest liabilities. If potential changes to NPV and net interest income resulting from hypothetical interest rate swings are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

  In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, lengthen the effective maturities of certain interest-earning assets, and shorten the effective maturities of certain interest-bearing liabilities. The Company has focused its investment activities on securities with generally medium-term (5 years to 7 years) maturities or average lives. The Company has utilized short-term borrowings and deposit marketing programs to adjust the term to repricing of its liabilities.

  Interest rate sensitivity analysis is used to measure the Company's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained increases and decreases in market interest rates of 100 basis points. The following table presents the Company's projected change in NPV for the these rate shock levels as of December 31. All market rate sensitive instruments presented in this table are classified as either held to maturity or available for sale. The Company has no trading securities.

                                                            PROJECTED CHANGE
                                                             ---------------
     CHANGE IN INTEREST RATES                          NPV   DOLLARS  PERCENTAGE
     ------------------------                        ------- -------  ----------
     100 basis point rise........................... $72,627 $ 8,337      13%
     Base scenario..................................  64,290     --        0%
     100 basis point decline........................  55,953  (8,337)    (13)%

  The preceding table indicates that at December 31, 1997, in the event of a sudden and sustained increase or decrease in prevailing market interest rates, the Company's NPV would be expected to decrease. However, the foregoing analysis does not attribute additional value to the Company's noninterest-bearing deposit balances, which have a significantly higher market value during periods of increasing interest rates.

  NPV is calculated based on the net present value of estimated cash flows utilizing market prepayment assumptions and market rates of interest provided by independent broker quotations and other public sources.

  Computation of forecasted effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposits decay, and should be not relied upon as indicative of actual future results. Further, the computations do not contemplate any actions the ALCO could undertake in response to changes in interest rates.

  Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the NPV. Certain assets, such as adjustable-rate loans, which represent one of the Company's loan products, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. In addition, the proportion of adjustable-rate loans in the Company's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the NPV. Finally, the ability of many borrowers to repay their adjustable-rate mortgage loans may decrease in the event of significant interest rate increases.

 Interest Rate Risk Management

  Interest rate risk management is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. Interest rate risk management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate risk management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the Company's current portfolio that are subject to repricing at various time horizons: one day or immediate, two days to six months, seven to twelve months, one to three years, four to five years, over five years and on a cumulative basis. The differences are known as interest sensitivity gaps.

  The following table shows interest sensitivity gaps for different intervals as of December 31, 1997.

                        IMMEDIATE  2 DAYS TO   7 MONTHS TO   1 YEAR    4 YEARS   MORE THAN  TOTAL RATE  NON-RATE
                        OR ONE DAY 6 MONTHS     12 MONTHS  TO 3 YEARS TO 5 YEARS  5 YEARS   SENSITIVE   SENSITIVE    TOTAL
(DOLLARS IN THOUSANDS)  ---------- ---------   ----------- ---------- ---------- ---------  ----------  ---------  ----------
ASSETS
Cash and due from
 banks...............    $    --   $    --       $   --     $    --    $    --   $    --    $      --   $  44,755  $   44,755
Short term
 investments.........      59,000    90,512          --          --         --        --       149,512        --      149,512
Investment
 securities..........          56    24,956       20,822      53,120     33,813    68,641      201,408        --      201,408
Other securities.....         --        --           --          --         --        --                    4,118       4,118
Loans................     547,678    24,309       17,722      46,993     22,239    19,577      678,518        --      678,518
Loan losses/unearned
 fees................         --        --           --          --         --        --           --     (17,862)    (17,862)
Other assets.........         --        --           --          --         --        --           --      31,973      31,973
                         --------  --------      -------    --------   --------  --------   ----------  ---------  ----------
 Total assets........    $606,734  $139,777      $38,544    $100,113   $ 56,052  $ 88,218   $1,029,438  $  62,984  $1,092,422
                         ========  ========      =======    ========   ========  ========   ==========  =========  ==========
LIABILITIES AND
 EQUITY
Deposits
 DDA.................    $    --   $    --       $   --     $    --    $    --   $    --    $      --   $ 204,464  $  204,464
 NOW, MMDA, and
  savings............     564,840       --           --          --         --        --       564,840        --      564,840
 Time deposits.......         --    180,283       17,652       5,413        555       171      204,074        --      204,074
Other borrowings.....         --     19,480          --          --         --        --        19,480        --       19,480
Subordinated debt....         --        --           --          --         --      3,000        3,000        --        3,000
Trust preferred
 securities..........         --        --           --          --         --     20,000       20,000        --       20,000
Other liabilities....         --        --           --          --         --        --           --       9,968       9,968
Shareholders' equity.         --        --           --          --         --        --           --      66,596      66,596
                         --------  --------      -------    --------   --------  --------   ----------  ---------  ----------
 Total liabilities
  and equity.........    $564,840  $199,763      $17,652    $  5,413   $    555  $ 23,171   $  811,394  $ 281,028  $1,092,422
                         ========  ========      =======    ========   ========  ========   ==========  =========  ==========
Gap..................    $ 41,894  $(59,986)     $20,892    $ 94,700   $ 55,497  $ 65,047   $  218,044  $(218,044)        --
Cumulative Gap.......    $ 41,894  $(18,092)     $ 2,800    $ 97,500   $152,997  $218,044   $  218,044  $     --          --
Cumulative Gap/total
 assets..............        3.83%    (1.66)%       0.26%       8.93%     14.01%    19.96%       19.96%       --          --

  The foregoing table indicates that the Company had a one year gap of $2.8 million, or 0.26% of total assets, at December 31, 1997. In theory, this would indicate that at December 31, 1997, $2.8 million more in assets than liabilities would reprice if there was a change in interest rates over the next 360 days. Thus, if interest rates were to increase, the gap would tend to result in a higher net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as a basis risk and, generally, relates to the repricing characteristics of short-term funding sources such as certificates of deposit.

  The impact of fluctuations in interest rates on the Company's projected next twelve month net interest income and net income has been evaluated through an interest rate shock simulation modeling analysis that includes various assumptions regarding the repricing relationship of assets and liabilities, as well as the anticipated changes in loan and deposit volumes over differing rate environments. As of December 31, 1997, the analysis indicates that the Company's net interest income would increase a maximum of 19.2% if rates rose 200 basis points immediately and would decrease a maximum of 19.2% if rates declined 200 basis points immediately. In addition, the results indicate that notwithstanding the Company's gap position, which would indicate that the net interest margin increases when rates rise, the Company's net interest margin increases during rising rate periods due to the basis risk imbedded in the Company's interest-bearing liabilities.

  In addition, while this analysis indicates the probable impact of interest rate movements on the Company's net interest income, it does not take into consideration other factors that would impact this analysis. These factors would include but not be limited to management and ALCO's actions to mitigate the impact to the Company and the impact of the Company's credit risk profile during periods of significant interest rate movements.

  Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest sensitivity analysis table. These prepayments may have significant effects on the Company's net interest margin. Because of these factors and others, an interest sensitivity gap report may not provide a complete assessment of the Company's exposure to changes in interest rates.

 Year 2000

  The Company has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by year 2000 software failures, due to processing errors arising from calculations using the year 2000 date. The Company expects to incur additional costs over the next three years implementing a program to redevelop, replace, or repair its computer applications to try to make them "year 2000 compliant". While the Company believes it is doing everything technologically possible to assure year 2000 compliance, it is to some extent dependent upon vendor cooperation. The Company is requiring its computer systems and software vendors to represent that the products provided are, or will be, year 2000 compliant, and has planned a program of testing for compliance. The Company also recognizes that compliance with year 2000 issues can impact its clients' abilities to perform and is taking steps to evaluate the year 2000 risk profile of its current and future clients. The Company recognizes that any year 2000 compliance failures could result in additional expense to the Company.

  The Company is also evaluating the extent to which it would be prudent to obtain insurance against year 2000 risk, not only in its own performance, but also with respect to the performance of its vendors and clients.

 Recent Events

  On February 24, 1998 the Company and Pacific Rim Bancorporation ("PRB"), the holding company of Golden Gate Bank ("Golden Gate"), signed a definitive agreement for a merger between the two companies. The terms of the agreements provide for PRB shareholders to receive approximately 545,000 shares of Greater Bay Bancorp stock, subject to certain adjustments, in a tax-free exchange to be accounted for as a pooling of interests. Following the transaction, the shareholders of PRB will own approximately 12% of the combined company. The transaction is expected to be completed late in the second quarter of 1998 or early in the third quarter of 1998, subject to regulatory approvals. As of December 31, 1997 Golden Gate had $107.3 million in assets, $98.4 million in deposits, and $8.6 million in shareholders' equity. Golden Gate's office is located in the San Francisco financial district. The combined Company, on a pro-forma basis will have total assets of approximately $1.2 billion and equity of over $75 million.

  The transaction is anticipated to be accretive to Greater Bay's core earnings in 1998 based on reductions in operating expenses and revenue enhancements resulting from an expanded product line, increased lending capacity and increased market awareness that can be utilized by Golden Gate. Management of the organizations believe that significant opportunities exist to enhance the spectrum of financial services offered to both existing and future clients of Golden Gate while also increasing market penetration in the San Francisco Peninsula market areas.

  On March 9, 1998 Greater Bay Bancorp announced that Roger V. Smith had joined the Company as President of its Venture Banking Group. The Company and its Board of Directors also announced that Mr. Smith had been appointed to the Board of Directors of Greater Bay Bancorp. In his capacity as President of the Venture Banking Group, Mr. Smith brings significant technology industry experience and venture capital contacts to the Company as it continues to develop and expand its technology industry practice.

  On March 23, 1998 Mid-Peninsula Bank announced the appointment of Susan K. Black to President and Chief Executive Officer. She was also elected to the Board of Directors of Mid-Peninsula Bank. Ms. Black has been with the Bank since its formation in 1987. Former President and Chief Executive Officer, David L. Kalkbrenner, is relinquishing the post to devote full-time to what had been his dual responsibility of President and Chief Executive Officer of Greater Bay Bancorp.

 Recent Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position and will become effective for the Company's 1998 fiscal year, with reclassification of earlier financial statements for comparative purposes. The Company is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact the Company's current reporting and disclosures.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes standards for disclosures about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes SFAS No. 14. "Financial Reporting for Segments of a Business Enterprise." SFAS 131 will become effective for the Company's 1999 fiscal year and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

 Common Stock Price and Dividend History

  The Company's stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "GBBK". Prior to September 9, 1996, the Company's common stock was not listed on any exchange nor was it quoted by Nasdaq. It was, however, listed with the National Quotation Service and on the Over The Counter Bulletin Board. Hoefer & Arnett, Incorporated and Van Kasper & Company acted as the primary market makers and facilitated trades in the Company's common stock. The Company's common stock was listed on Nasdaq on September 9, 1996. Based on information provided to the Company from Hoefer & Arnett, the range of high and low bid quotations for the Common Stock for the first three quarters of 1996 are set forth below. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Quotations subsequent to September 30, 1996 reflect the high and low sales prices for the Company's common stock as reported by Nasdaq.

                                                                  CASH DIVIDENDS
     FOR THE PERIOD INDICATED                        HIGH   LOW    DECLARED (1)
     ------------------------                       ------ ------ --------------
     1997
       First Quarter............................... $27.63 $23.75     $0.15
       Second Quarter..............................  31.50  24.88      0.15
       Third Quarter...............................  44.50  31.88      0.15
       Fourth Quarter..............................  53.50  42.00      0.15
     1996
       First Quarter............................... $18.75 $16.50     $0.15
       Second Quarter..............................  22.13  17.75      0.15
       Third Quarter...............................  21.00  18.00      0.15
       Fourth Quarter..............................  24.38  21.13      0.15

--------
(1) Includes only those dividends declared by Greater Bay, and excludes those dividends paid by Cupertino National Bancorp prior to the 1996 merger and by PBC prior to the 1997 merger. In 1996, Cupertino National Bancorp declared dividends of $3.20 and $1.35 per share, in 1997 and 1996, respectively, to its shareholders. On a consolidated basis, the Company has declared dividends of $1.04 and $0.60 per share in 1997 and 1996, respectively.

  The Company estimates there are approximately 2,200 shareholders at December 31, 1997.

                              GREATER BAY BANCORP

                          CONSOLIDATED BALANCE SHEETS

                                                      YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                          1997         1996*
(DOLLARS IN THOUSANDS)                                ------------- ------------
ASSETS
Cash and due from banks.............................. $      44,755 $    45,448
Federal funds sold...................................        59,000      27,100
Other short term securities..........................        90,512      96,333
                                                      ------------- -----------
  Cash and cash equivalents..........................       194,267     168,881
Investment securities:
  Available for sale.................................       156,947      62,406
  Held to maturity (market value $45,246 and $63,535
   at December 31, 1997 and 1996, respectively)......        44,461      63,176
  Other securities...................................         4,118       1,451
                                                      ------------- -----------
    Investment securities............................       205,526     127,033
Total loans, net.....................................       660,656     505,745
Premises and equipment...............................         7,588       6,489
Interest receivable and other assets.................        24,385      18,217
                                                      ------------- -----------
    Total assets..................................... $   1,092,422 $   826,365
                                                      ============= ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Total deposits....................................... $     973,378 $   747,818
Other borrowings.....................................        19,480      12,000
Subordinated debt....................................         3,000       3,000
Company obligated mandatorily redeemable cumulative
 trust preferred securities of subsidiary trust
 holding solely junior subordinated debentures.......        20,000          --
Other liabilities....................................         9,968       5,592
                                                      ------------- -----------
    Total liabilities................................     1,025,826     768,410
                                                      ------------- -----------
Commitments and contingencies
SHAREHOLDERS' EQUITY
  Preferred stock, no par value: 4,000,000 shares
   authorized; none issued...........................           --          --
  Common stock, no par value: 12,000,000 shares
   authorized; 4,028,091 and 3,886,495 shares issued
   and outstanding as of December 31, 1997 and 1996,
   respectively......................................        44,218      42,025
  Unrealized gain on available for sale securities,
   net of taxes......................................           338          18
  Retained earnings..................................        22,040      15,912
                                                      ------------- -----------
    Total shareholders' equity.......................        66,596      57,955
                                                      ------------- -----------
      Total liabilities and shareholders' equity..... $   1,092,422 $   826,365
                                                      ============= ===========

* Restated on a historical basis to reflect the merger with Peninsula Bank of Commerce on a pooling of interests basis.

                See notes to consolidated financial statements.

                              GREATER BAY BANCORP

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1997     1996*     1995*
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)   --------  --------  --------
INTEREST INCOME
Interest on loans................................. $ 61,331  $ 42,948  $ 35,517
Interest on investment securities:
  Taxable.........................................   12,778     7,939     7,038
  Tax-exempt......................................      807       990       729
                                                   --------  --------  --------
    Total interest on investment securities.......   13,585     8,929     7,767
Other interest income.............................    3,000     2,221     2,554
                                                   --------  --------  --------
  Total interest income...........................   77,916    54,098    45,838
                                                   --------  --------  --------
INTEREST EXPENSE
Interest on deposits..............................   27,907    18,644    15,495
Interest on long term borrowings..................    2,137       355        75
Interest on other borrowings......................       96       126       769
                                                   --------  --------  --------
  Total interest expense..........................   30,140    19,125    16,339
                                                   --------  --------  --------
    Net interest income...........................   47,776    34,973    29,499
Provision for loan losses.........................    6,242     2,156     1,160
                                                   --------  --------  --------
    Net interest income after provision for loan
     losses.......................................   41,534    32,817    28,339
                                                   --------  --------  --------
OTHER INCOME
Trust fees........................................    2,049     1,426       710
Service charges and other fees....................    1,382     1,268       901
Warrant income....................................    1,162        92       --
Gain on sale of SBA loans.........................      883       537       420
Loss on investments, net..........................      (39)     (263)     (113)
Other income......................................      850       890       764
                                                   --------  --------  --------
  Total other income..............................    6,287     3,950     2,682
                                                   --------  --------  --------
OPERATING EXPENSES
Compensation and benefits.........................   17,810    14,027    12,326
Occupancy and equipment...........................    4,622     3,875     3,168
Merger and related nonrecurring costs.............    3,333     2,791       --
Legal settlement (recovery).......................   (1,700)      --      1,700
Other expenses....................................    7,081     6,764     5,993
                                                   --------  --------  --------
  Total operating expenses........................   31,146    27,457    23,187
                                                   --------  --------  --------
    Net income before provision for income taxes..   16,675     9,310     7,834
Provision for income taxes........................    6,662     3,972     3,017
                                                   --------  --------  --------
    Net income.................................... $ 10,013  $  5,338  $  4,817
                                                   ========  ========  ========
Net income per share--basic....................... $   2.51  $   1.40  $   1.36
                                                   ========  ========  ========
Net income per share--diluted..................... $   2.32  $   1.30  $   1.27
                                                   ========  ========  ========

* Restated on a historical basis to reflect the mergers with Cupertino National Bancorp and Peninsula Bank of Commerce on a pooling of interests basis.

                See notes to consolidated financial statements.

                              GREATER BAY BANCORP

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED            COMMON STOCK         EARNINGS            TOTAL
DECEMBER 31, 1997, 1996 AND  ----------------- -------------------  SHAREHOLDERS'
1995                                   AMOUNT  UNREALIZED RETAINED     EQUITY
(DOLLARS IN THOUSANDS)        SHARES   ------- ---------- --------  -------------
Greater Bay Bancorp, prior
 to pooling................  2,792,706 $29,686  $(1,320)  $ 7,674      $36,040
Shares issued to Peninsula
 Bank of Commerce
 shareholders..............    609,529   6,710      --        --         6,710
Peninsula Bank of Commerce
 retained earnings prior to
 pooling...................        --      --      (284)    4,364        4,080
                             --------- -------  -------   -------      -------
  BALANCE, DECEMBER 31,
   1994, AS RESTATED TO
   REFLECT POOLING.........  3,402,235  36,396   (1,604)   12,038       46,830
Stock options exercised,
 including related tax
 benefit...................    130,951   1,402      --        --         1,402
Stock issued in Employee
 Stock Purchase Plan.......      8,537      80      --        --            80
401(k) employee stock
 purchase..................      6,731      95      --        --            95
10% stock dividend--
 fractional shares paid in
 cash......................    133,892   2,135      --     (2,138)          (3)
Cash dividend $0.48 per
 share.....................        --      --       --     (1,832)      (1,832)
SFAS No. 115 change in
 unrealized loss on
 available for sale
 securities................        --      --       995       --           995
Net income.................        --      --       --      4,817        4,817
                             --------- -------  -------   -------      -------
  BALANCE, DECEMBER 31,
   1995*...................  3,682,346  40,108     (609)   12,885       52,384
Stock options exercised,
 including related tax
 benefit...................    188,239   1,693      --        --         1,693
Stock issued in Employee
 Stock Purchase Plan.......     10,632     137      --        --           137
401(k) employee stock
 purchase..................      5,278      87      --        --            87
Cash dividend $0.60 per
 share.....................        --      --       --     (2,311)      (2,311)
SFAS No. 115 change in
 unrealized loss on
 available for sale
 securities................        --      --       627       --           627
Net income.................        --      --       --      5,338        5,338
                             --------- -------  -------   -------      -------
  BALANCE, DECEMBER 31,
   1996*...................  3,886,495  42,025       18    15,912       57,955
Stock options exercised,
 including related tax
 benefit...................    108,360   1,315      --        --         1,315
Stock issued in Employee
 Stock Purchase Plan.......     15,160     347      --        --           347
401(k) employee stock
 purchase..................     18,076     531      --        --           531
Cash dividend $1.04 per
 share.....................        --      --       --     (3,885)      (3,885)
SFAS No. 115 change in
 unrealized gain on
 available for sale
 securities................        --      --       320       --           320
Net income.................        --      --       --     10,013       10,013
                             --------- -------  -------   -------      -------
  BALANCE, DECEMBER 31,
   1997....................  4,028,091 $44,218  $   338   $22,040      $66,596
                             ========= =======  =======   =======      =======

* Restated on a historical basis to reflect the mergers with Cupertino National Bancorp and Peninsula Bank of Commerce on a pooling of interests basis.

                See notes to consolidated financial statements.

                              GREATER BAY BANCORP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1997       1996*     1995*
(DOLLARS IN THOUSANDS)                           ---------  ---------  --------
CASH FLOWS--OPERATING ACTIVITIES
Net income.....................................  $  10,013  $   5,338  $  4,817
Reconciliation of net income to net cash from
 operations:
  Provision for loan losses....................      6,242      2,156     1,160
  Depreciation and leasehold amortization......      1,139        831     1,129
  Proceeds from sale of loans held for sale....        --         --     16,364
  Origination of loans for resale..............        --         --    (10,981)
  Deferred income taxes........................     (4,000)    (1,382)      224
  Changes in:
    Accrued interest receivables and other
     assets....................................     (6,168)       (50)   (1,441)
    Accrued interest payable and other
     liabilities...............................      4,376        241     1,084
    Deferred loan fees and discounts, net......        498        653        27
                                                 ---------  ---------  --------
Operating cash flows, net......................     12,100      7,787    12,383
                                                 ---------  ---------  --------
CASH FLOWS--INVESTING ACTIVITIES
Maturities of investment securities and other
 short-term investments:
  Held to maturity.............................     25,899     25,976    29,940
  Available for sale...........................     37,034     33,237    20,241
Purchase of investment securities and other
 short-term investments:
  Held to maturity.............................     (9,851)   (27,254)  (57,929)
  Available for sale...........................   (129,875)   (45,423)  (15,168)
Proceeds from sale of available for sale
 securities....................................      4,897     26,635        --
Loans, net.....................................   (163,740)  (167,595)  (47,570)
Investment in other real estate owned..........       (500)     1,266      (476)
Sale of other real estate owned................        312        217     1,054
Premises and equipment, net....................     (2,238)    (2,978)   (1,577)
Purchase of insurance policies.................        --        (240)   (6,004)
                                                 ---------  ---------  --------
Investing cash flows, net......................   (238,062)  (156,159)  (77,489)
                                                 ---------  ---------  --------
CASH FLOWS--FINANCING ACTIVITIES
Net change in deposits.........................    225,560    231,964    92,387
Net change in short-term borrowings............      7,480     12,000   (17,256)
Subordinated debt issued.......................        --         --      3,000
Company obligated mandatorily redeemable
 preferred securities of subsidiary trust
 holding solely junior subordinated debentures
 issued........................................     20,000        --        --
Proceeds from the sale of stock................      2,193      1,917     1,577
Fractional shares paid in cash.................        --         --         (3)
Cash dividends.................................     (3,885)    (2,311)   (1,832)
                                                 ---------  ---------  --------
Financing cash flows, net......................    251,348    243,570    77,873
                                                 ---------  ---------  --------
Net change in cash and cash equivalents........     25,386     95,198    12,767
Cash and cash equivalents at beginning of year.    168,881     73,683    60,916
                                                 ---------  ---------  --------
Cash and cash equivalents at end of year.......  $ 194,267  $ 168,881  $ 73,683
                                                 ---------  ---------  --------
CASH FLOWS--SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
  Interest on deposits and other borrowings....  $  29,894  $  19,110  $ 16,106
                                                 ---------  ---------  --------
  Income taxes.................................  $  11,148  $   5,187  $  3,039
                                                 ---------  ---------  --------
Non-cash transactions:
  Additions to other real estate owned.........  $     563  $     152  $  1,130
                                                 =========  =========  ========

* Restated on a historical basis to reflect the mergers with Cupertino National Bancorp and Peninsula Bank of Commerce on a pooling of interests basis.

                See notes to consolidated financial statements.

                              GREATER BAY BANCORP

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Nature of Operations

  Greater Bay Bancorp ("Greater Bay," on a parent-only basis, and the "Company," on a consolidated basis) is a California corporation and bank holding company that was incorporated on November 14, 1984 as San Mateo County Bancorp. The name was changed to Mid-Peninsula Bancorp on October 7, 1994 as a result of the merger between Mid-Peninsula Bank and San Mateo County Bancorp and its wholly owned subsidiary, WestCal National Bank. The name was further changed to Greater Bay Bancorp on November 27, 1996 as a result of the merger between Mid-Peninsula Bancorp and Cupertino National Bancorp (see Note 2). Upon consummation of the merger with Cupertino National Bancorp, Greater Bay became a multi-bank holding company for two wholly owned subsidiaries. On December 23, 1997 the Company merged with Peninsula Bank of Commerce, adding a third wholly owned banking subsidiary to the group. The three wholly owned bank subsidiaries are Mid-Peninsula Bank ("MPB"), Cupertino National Bank ("CNB"), and Peninsula Bank of Commerce ("PBC"), collectively the "Banks."

  MPB commenced operations in October 1987 and is a state chartered bank regulated by the Federal Reserve Bank ("FRB") and Department of Financial Institutions of the State of California ("DFI"). CNB commenced operations in May 1985 and is a national banking association regulated by the Office of the Comptroller of Currency ("OCC"). PBC commenced operations in September 1981 and is a state chartered bank regulated by the DFI. On March 3, 1997 GBB Capital I (the "Trust"), a statutory business trust, was formed for the exclusive purpose of issuing and selling Cumulative Trust Preferred Securities ("TPS") (see Note 8) and using the proceeds from the sale of the TPS to acquire Junior Subordinated Debentures issued by Greater Bay.

  The Company provides a wide range of commercial banking services to small and medium-sized businesses, real estate developers, property managers, business executives, professionals and other individuals. The Company operates through nine regional California offices located in Cupertino, Milbrae, Palo Alto, Redwood City, San Bruno, San Jose and San Mateo.

 Consolidation and Basis of Presentation

  The consolidated financial statements include the accounts of Greater Bay and its wholly owned subsidiaries, MPB, CNB, PBC, and the Trust. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 1997 presentation. The accounting and reporting policies of the Company conform to generally accepted accounting principles and the prevailing practices within the banking industry.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold and agency securities with original maturities of less than ninety days. Generally,

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

federal funds are sold for one-day periods. As discussed in Note 7, PBC holds $88.1 million in one demand deposit account whose funds are comprised of proceeds from a lawsuit settlement. Due to the uncertainty of the time this special deposit (the "Special Deposit") will remain with PBC, management has invested the proceeds in agency securities with maturities of less than 90 days. Those securities have been classified as cash and equivalents. MPB, CNB, and PBC are required by the Federal Reserve System to maintain noninterest-earning cash reserves against certain of their deposit accounts. At December 31, 1997, the required combined reserves totaled approximately $9.0 million.

 Investment Securities

  Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that investment securities be classified into three portfolios, and be accounted for as follows: 1) debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; 2) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and 3) debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

  A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary, results in a charge to earnings and the corresponding establishment of a new cost basis for the security.

  Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

  Required investments of Federal Reserve Bank and Federal Home Loan Bank stocks for MPB, CNB and PBC are recorded at cost.

 Loans

  Loans held for investment are carried at amortized cost. The Company's loan portfolio consists primarily of commercial and real estate loans generally collateralized by first and second deeds of trust on real estate as well as business assets and personal property.

  Interest income is accrued on the outstanding loan balances using the simple interest method. Loans are generally placed on nonaccrual status when the borrowers are past due 90 days and when full payment of principal or interest in not expected. At the time a loan is placed on nonaccrual status, any interest income previously accrued but not collected is generally reversed. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

  The Company charges loan origination and commitment fees. Net loan origination fees and costs are deferred and amortized to interest income over the life of the loan, using the effective interest method. Loan commitment fees are amortized to interest income over the commitment period.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  When a loan is sold, unamortized fees and capitalized direct costs are recognized in the consolidated statements of operations. Other loan fees and charges representing service costs for the repayment of loans, for delinquent payments or for miscellaneous loan services are recognized when earned.

 Sale and Servicing of Small Business Administration ("SBA") Loans

  The Company originates loans to customers under SBA programs that generally provide for SBA guarantees of 70% to 90% of each loan. The Company generally sells the guaranteed portion of the majority of the loans to an investor and retains the unguaranteed portion and servicing rights in its own portfolio. Funding for the SBA programs depend on annual appropriations by the U.S. Congress.

  Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. The company allocates the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a method which approximates the interest method. The value assigned to the right to service is also amortized over the estimated life of the loan.

 Allowance for Loan Losses

  The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118 ("SFAS No. 114 and No. 118"), on January 1, 1995. Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Under these standards, any allowance on impaired loans is generally based on one of three methods. It requires that impaired loans be measured at either, 1) the present value of expected cash flows at the loan's effective interest rate, 2) the loan's observable market price, or 3) the fair market value of the collateral of the loan. In general, these statements are not applicable to large groups of smaller-balance loans that are collectively evaluated for impairment such as credit cards, residential mortgage and/or consumer installment loans. Adoption of SFAS No. 114 and No. 118 did not have a material effect on the financial statements of the Company in 1995. Income recognition on impaired loans conforms to the method the Company uses for income recognition on nonaccrual loans.

  The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and unidentified losses in the loan portfolio. The allowance is based upon a number of factors, including prevailing and anticipated economic trends, industry experience, industry and geographic concentrations, estimated collateral values, management's assessment of credit risk inherent in the portfolio, delinquency trends, historical loss experience, specific problem loans and other relevant factors. Additions to the allowance, in the form of provisions, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred. Because the allowance for loan losses is based on estimates, ultimate losses may vary from the current estimates.

 Other Real Estate Owned

  Other real estate owned ("OREO") consists of properties acquired through foreclosure and is stated at the lower of carrying value or fair value less estimated costs to sell. Development and improvement costs relating to the OREO are capitalized. Estimated losses that result from the ongoing periodic valuation of these properties are charged to current earnings with a provision for losses on foreclosed property in the period in which they are

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

identified. The resulting allowance for OREO losses is decreased when the property is sold. Operating expenses of such properties, net of related income, are included in other expenses. Gains and losses on the disposition of OREO are included in other income.

 Premises and Equipment

  Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the shorter of the lease terms or estimated useful lives of the assets, which are generally 3 to 10 years.

 Income Taxes

  Deferred incomes taxes reflect the estimated future tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

 Per Share Data

  Net income per share are stated in accordance with SFAS No. 128 "Earnings per Share". Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing diluted net income available to common shareholders by the weighted average number of common shares and common equivalent shares outstanding including dilutive stock options. The computation of common stock equivalent shares is based on the weighted average market price of the Company's common stock throughout the period. All years presented include the effect of stock dividends declared in 1995 and 1994.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  The following table provides a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended December 31, 1997, 1996 and 1995.

                                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                    ------------------------------------------
                                       INCOME          SHARES       PER SHARE
(DOLLARS IN THOUSANDS, EXCEPT PER   (NUMERATOR)    (DENOMINATOR)      AMOUNT
SHARE AMOUNTS)                      ------------   --------------   ----------
Net income.........................   $     10,013
Basic net income per share:
  Income available to common
   shareholders....................         10,013        3,973,673   $     2.51
Effect of dilutive securities:
  Stock options....................            --           348,193          --
                                      ------------   --------------   ----------
Diluted net income per share:
  Income available to common
   shareholders and assumed
   conversions.....................   $     10,013        4,321,866   $     2.32
                                      ============   ==============   ==========
                                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                    ------------------------------------------
                                       INCOME          SHARES       PER SHARE
(DOLLARS IN THOUSANDS, EXCEPT PER   (NUMERATOR)    (DENOMINATOR)      AMOUNT
SHARE AMOUNTS)                      ------------   --------------   ----------
Net income.........................   $      5,338
Basic net income per share:
  Income available to common
   shareholders....................          5,338        3,803,783   $     1.40
Effect of dilutive securities:
  Stock options....................            --           293,231          --
                                      ------------   --------------   ----------
Diluted net income per share:
  Income available to common
   shareholders and assumed
   conversions.....................   $      5,338        4,097,014   $     1.30
                                      ============   ==============   ==========
                                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                    ------------------------------------------
                                       INCOME          SHARES       PER SHARE
(DOLLARS IN THOUSANDS, EXCEPT PER   (NUMERATOR)    (DENOMINATOR)      AMOUNT
SHARE AMOUNTS)                      ------------   --------------   ----------
Net income.........................   $      4,817
Basic net income per share:
  Income available to common
   shareholders....................          4,817        3,542,450   $     1.36
Effect of dilutive securities:
  Stock options....................            --           239,878          --
                                      ------------   --------------   ----------
Diluted net income per share:
  Income available to common
   shareholders and assumed
   conversions.....................   $      4,817        3,782,328   $     1.27
                                      ============   ==============   ==========

  There were no options that were considered anti-dilutive whereby the options' exercise price was greater than the average market price of the common shares, during the years ended December 31, 1997, 1996 and 1995.

  Weighted average shares outstanding and all per share amounts included in the consolidated financial statements and notes thereto are based upon the increased number of shares giving retroactive effect to the 1996 merger with Cupertino National Bancorp at a 0.81522 conversion ratio, and the 1997 merger with PBC at a 0.96550 conversion ratio.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


NOTE 2--MERGERS

  On December 23, 1997, the Company consummated a merger with PBC. Pursuant to terms of the merger agreement, the Company issued approximately 664,000 shares of its common stock in exchange for the outstanding common stock of PBC at an exchange ratio of 0.9655 of the Company's common stock for each share of PBC's common stock. The merger has been accounted for as a pooling-of-interests business combination; and accordingly, the consolidated financial statements and the financial data for the periods prior to the merger have been restated to include the accounts and results of operations of PBC.

  On November 27, 1996, the Company consummated a merger with Cupertino National Bancorp. As discussed in Note 1, concurrent with the consummation of the merger, the name of the holding company was changed from Mid-Peninsula Bancorp to Greater Bay Bancorp. Pursuant to terms of the merger agreement, the Company issued approximately 1,586,000 shares of its common stock in exchange for the outstanding common stock of Cupertino National Bancorp at an exchange ratio of 0.81522 of the Company's common stock for each share of Cupertino National Bancorp's common stock. The merger has been accounted for as a pooling of interests business combination; and accordingly, the consolidated financial statements and the financial data for the periods prior to the merger have been restated to include the accounts and results of operations of Cupertino National Bancorp.

  In all mergers, certain reclassifications were made to conform to the Company's financial presentation. The results of operations previously reported by the separate enterprises for the period before the merger was consummated and that are included in the current combined amounts presented in the accompanying consolidated financial statements are summarized below.

  The following table sets forth the composition of the combined operations of the Company and PBC for the nine months ended September 30, 1997, prior to the consummation of the merger on December 23, 1997.

                                                                 (UNAUDITED)
                                                                 NINE MONTHS
                                                             ENDED SEPTEMBER 30,
      (DOLLARS IN THOUSANDS)                                        1997
      ----------------------                                 -------------------
      Net Interest Income:
        Greater Bay Bancorp.................................       $27,922
        Peninsula Bank of Commerce..........................         6,851
                                                                   -------
          Combined..........................................       $34,773
                                                                   -------
      Provision for loan losses:
        Greater Bay Bancorp.................................       $ 5,287
        Peninsula Bank of Commerce..........................           105
                                                                   -------
          Combined..........................................       $ 5,392
                                                                   -------
      Net Income:
        Greater Bay Bancorp.................................       $ 6,097
        Peninsula Bank of Commerce..........................         2,573
                                                                   -------
          Combined..........................................       $ 8,670
                                                                   -------

                              GREATER BAY BANCORP

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  The following table sets forth the composition of the combined operations of Mid-Peninsula Bancorp and Cupertino National Bancorp for the nine months ended September 30, 1996 prior to the consummation of the merger on November 27, 1996.

                                                                 (UNAUDITED)
                                                                 NINE MONTHS
                                                             ENDED SEPTEMBER 30,
      (DOLLARS IN THOUSANDS)                                        1996
      ----------------------                                 -------------------
      Net Interest Income:
        Mid-Peninsula Bancorp...............................       $ 8,878
        Cupertino National Bancorp..........................        11,487
                                                                   -------
          Combined..........................................       $20,365
                                                                   -------
      Provision for loan losses:
        Mid-Peninsula Bancorp...............................       $   427
        Cupertino National Bancorp..........................           864
                                                                   -------
          Combined..........................................       $ 1,291
                                                                   -------
      Net Income:
        Mid-Peninsula Bancorp...............................       $ 2,373
        Cupertino National Bancorp..........................         1,548
                                                                   -------
          Combined..........................................       $ 3,921
                                                                   -------

  There were no significant transactions between the Company and PBC or between Mid-Peninsula Bancorp and Cupertino National Bancorp prior to the mergers. All intercompany transactions have been eliminated.

NOTE 3--INVESTMENT SECURITIES

  The amortized cost and estimated market value of investment securities is summarized below:

  DECEMBER 31,
      1997                                         GROSS      GROSS
  (DOLLARS IN                          AMORTIZED UNREALIZED UNREALIZED  MARKET
   THOUSANDS)                            COST      GAINS      LOSSES    VALUE
  ------------                         --------- ---------- ---------- --------
AVAILABLE FOR SALE SECURITIES:
  U.S. Treasury obligations........... $  9,850    $   52     $  (2)   $  9,900
  U.S. agency notes...................   33,336        52       (57)     33,331
  Mortgage-backed securities..........   98,593       357       (76)     98,874
  Tax-exempt securities...............    7,018       199        (5)      7,212
  Corporate securities................    7,568        62       --        7,630
                                       --------    ------     -----    --------
    Total securities available for
     sale.............................  156,365       722      (140)    156,947
                                       --------    ------     -----    --------
HELD TO MATURITY SECURITIES:
  U.S. Treasury obligations...........      501         1       --          502
  U.S. agency notes...................   17,798       182       (12)     17,968
  Mortgage-backed securities..........   11,324       177        (2)     11,499
  Tax-exempt securities...............   14,838       492       (53)     15,277
                                       --------    ------     -----    --------
    Total securities held to maturity.   44,461       852       (67)     45,246
                                       --------    ------     -----    --------
Other securities......................    4,118       --        --        4,118
                                       --------    ------     -----    --------
    Total investment securities....... $204,944    $1,574     $(207)   $206,311
                                       ========    ======     =====    ========

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  DECEMBER 31,
      1996                                         GROSS      GROSS
  (DOLLARS IN                          AMORTIZED UNREALIZED UNREALIZED  MARKET
   THOUSANDS)                            COST      GAINS      LOSSES    VALUE
  ------------                         --------- ---------- ---------- --------
AVAILABLE FOR SALE SECURITIES:
  U.S. Treasury obligations........... $ 22,821     $ 75      $  (6)   $ 22,890
  U.S. agency notes...................   22,973       39       (124)     22,888
  Mortgage-backed securities..........    3,604        5        (53)      3,556
  Mutual funds........................    2,000      --         (52)      1,948
  Tax-exempt securities...............    7,758      154        (11)      7,901
  Corporate securities................    3,216        7        --        3,223
                                       --------     ----      -----    --------
    Total securities available for
     sale.............................   62,372      280       (246)     62,406
                                       --------     ----      -----    --------
HELD TO MATURITY SECURITIES:
  U.S. Treasury obligations...........    1,005        3        --        1,008
  U.S. agency notes...................   38,390       78       (100)     38,368
  Mortgage-backed securities..........   11,045      141         (9)     11,177
  Tax-exempt securities...............   12,736      260        (14)     12,982
                                       --------     ----      -----    --------
    Total securities held to maturity.   63,176      482       (123)     63,535
                                       --------     ----      -----    --------
Other securities......................    1,451      --         --        1,451
                                       --------     ----      -----    --------
    Total investment securities....... $126,999     $762      $(369)   $127,392
                                       ========     ====      =====    ========

  The following table shows amortized cost and estimated market value of the Company's investment securities by year of maturity as of December 31, 1997.

                                           1999     2003
                                          THROUGH  THROUGH   2008 AND
(DOLLARS IN THOUSANDS)(1)         1998     2002     2007    THEREAFTER  TOTAL
-------------------------        -------  -------  -------  ---------- --------
AVAILABLE FOR SALE SECURITIES:
  U.S. Treasury obligations..... $ 6,557  $ 3,293  $   --    $    --   $  9,850
  U.S. agency notes (2).........   8,098   14,492   10,746        --     33,336
  Mortgage-backed securities
   (3)..........................      54    3,351    8,680     86,508    98,593
  Tax-exempt securities.........     266    1,661    4,711        380     7,018
  Corporate securities..........   2,511    5,057      --         --      7,568
                                 -------  -------  -------   --------  --------
    Total securities available
     for sale...................  17,486   27,854   24,137     86,888   156,365
                                 -------  -------  -------   --------  --------
  Market value.................. $17,507  $27,963  $24,358   $ 87,119  $156,947
                                 -------  -------  -------   --------  --------
HELD TO MATURITY SECURITIES:
  U.S. Treasury obligations.....     501      --       --         --        501
  U.S. agency notes (2).........   5,898    5,985    5,915        --     17,798
  Mortgage-backed securities
   (3)..........................      52      --     4,585      6,687    11,324
  Tax-exempt securities.........     951    4,617    1,831      7,439    14,838
                                 -------  -------  -------   --------  --------
    Total securities held to
     maturity...................   7,402   10,602   12,331     14,126    44,461
                                 -------  -------  -------   --------  --------
  Market value..................   7,472   10,654   12,640     14,480    45,246
                                 -------  -------  -------   --------  --------
COMBINED INVESTMENT SECURITIES
 PORTFOLIO:
  Total investment securities... $24,888  $38,456  $36,468   $101,014  $200,826
                                 -------  -------  -------   --------  --------
  Total market value............ $24,979  $38,617  $36,998   $101,599  $202,193
                                 -------  -------  -------   --------  --------
  Weighted average yield-total
   portfolio (4)................    5.83%    6.71%    7.05%      7.27%     6.95%

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

--------
(1) Other securities are comprised of equity investments and have no stated maturity and therefore are excluded from this table.
(2) Certain notes issued by U.S. agencies may be called, without penalty, at the discretion of the issuer. This may cause the actual maturities to differ significantly from the contractual maturity dates.
(3) Mortgage-backed securities are shown at contractual maturity; however, the average life of these mortgage-backed securities may differ due to principal prepayments.
(4) Yields on tax-exempt securities have been computed on a fully tax-equivalent basis.

  Investment securities with a carrying value of $25.5 million and $25.5 million were pledged to secure deposits, borrowings and for other purposes as required by law or contract at December 31, 1997 and 1996, respectively.

  Investments in the FRB are required in order to maintain membership and support activity levels.

  Proceeds and realized losses and gains on sales of investment securities for the years ended December 31, 1997, 1996 and 1995 are presented below:

(DOLLARS IN THOUSANDS)                                    1997    1996    1995
----------------------                                   ------  -------  -----
Proceeds from sale of available for sale securities..... $4,897  $26,635  $ --
Available for sale securities--losses(1)................ $  (39) $  (263) $(113)

--------
(1) Includes $466,000 of charges in 1996 to conform accounting practices, which is included in merger and related nonrecurring costs.

NOTE 4--LOANS

  The following is a summary of loans by category as of December 31, 1997 and 1996:


(DOLLARS IN THOUSANDS)                                          1997     1996
----------------------                                        --------  -------
Commercial................................................... $324,535  272,992
Real estate construction and land............................  109,671   90,010
Real estate term.............................................  179,458  109,693
Consumer and other...........................................   64,854   43,896
                                                              --------  -------
Total loans, gross...........................................  678,518  516,591
  Deferred loan fees and discounts...........................   (2,654)  (2,156)
                                                              --------  -------
Total loans, net of deferred fees............................  675,864  514,435
  Allowance for loan losses..................................  (15,208)  (8,690)
                                                              --------  -------
  Total loans, net...........................................  660,656  505,745
                                                              ========  =======

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  The following summarizes the activity in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995:


(DOLLARS IN THOUSANDS)                                   1997     1996    1995
----------------------                                  -------  ------  ------
Balance, January 1..................................... $ 8,690  $5,456  $5,590
  Provision for loan losses(1).........................   7,592   2,956   1,160
  Loan charge-off......................................  (1,130)   (367) (1,489)
  Recoveries...........................................      56     645     195
                                                        -------  ------  ------
Balance, December 31................................... $15,208  $8,690  $5,456
                                                        =======  ======  ======

--------

(1) Includes $1.4 million and $800,000 of charges in 1997 and 1996 to conform accounting practices for the banks' reserve methodologies and is included in merger and related nonrecurring costs in the statements of operations.

  The following table sets forth nonperforming loans as of December 31, 1997, 1996 and 1995. Nonperforming loans are defined as loans which are on nonaccrual status, loans which have been restructured, and loans which are 90 days past due but are still accruing interest. Interest income foregone on nonperforming loans outstanding at year end totaled $303,000, $400,000, and $282,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Interest income recognized on the nonperforming loans approximated $124,000, $191,000, and $79,000 for the years ended December 31, 1997, 1996 and 1995, respectively. There were no restructured loans at December 31, 1997, 1996 and 1995.

(DOLLARS IN THOUSANDS)                                      1997   1996   1995
----------------------                                     ------ ------ ------
Nonaccrual loans.......................................... $2,843 $3,436 $3,105
Accruing loans past due 90 days or more...................    --   1,237    830
                                                           ------ ------ ------
Total nonperforming loans................................. $2,843 $4,673 $3,935
                                                           ====== ====== ======

  At December 31, 1997 and 1996, the recorded investment in loans, for which impairment has been recognized in accordance with SFAS No. 114 and No. 118, was approximately $2.7 million and $3.5 million, respectively, with corresponding valuation allowances of $555,000 and $1.3 million, respectively. For the years ended December 31, 1997 and 1996, the average recorded investment in impaired loans was approximately $3.1 million and $3.4 million, respectively. The Company did not recognize interest income on impaired loans during the twelve months ended December 31, 1997 and 1996.

NOTE 5--OTHER REAL ESTATE OWNED

  At December 31, 1997 and 1996, other real estate owned consisted of two properties acquired through foreclosure with a carrying value of $340,000 and one property with a carrying value of $152,000, respectively. These balances are included in interest receivable and other assets in the accompanying consolidated balance sheets. There was no allowance for estimated losses.

  The following summarizes other real estate operations, which are included in operating expenses, for the years ended December 31, 1997, 1996 and 1995.

(DOLLARS IN THOUSANDS)                                        1997  1996  1995
----------------------                                        ----  ----  ----
Income (loss) from:
Real estate operations, net.................................. $(72) $(35) $(54)
Provision for estimated losses...............................  --    --    (17)
                                                              ----  ----  ----
Net loss from other real estate operations................... $(72) $(35) $(71)
                                                              ====  ====  ====

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


NOTE 6--PREMISES AND EQUIPMENT

  Premises and equipment at December 31, 1997 and 1996 are composed of the following:

(DOLLARS IN THOUSANDS)                                            1997    1996
----------------------                                           ------  ------
Land............................................................ $  417  $  417
Building and premises...........................................  1,377   1,377
Leasehold improvements..........................................  4,030   3,316
Furniture and equipment.........................................  7,124   8,005
Automobiles.....................................................    123     134
                                                                 ------  ------
  Total......................................................... 13,071  13,249
Accumulated depreciation and amortization....................... (5,483) (6,760)
                                                                 ------  ------
  Premises and equipment, net................................... $7,588  $6,489
                                                                 ======  ======

  Depreciation and amortization amounted to $1.1 million, $1.3 million and $1.1 million for the years ended December 31, 1997, 1996 and 1995, respectively, and have been included in occupancy and equipment expense in the accompanying consolidated statements of operations.

NOTE 7--DEPOSITS

  Deposits as of December 31, 1997 and 1996 are as follows:

(DOLLARS IN THOUSANDS)                                          1997     1996
----------------------                                        -------- --------
Demand, noninterest-bearing.................................. $204,464 $161,483
MMDA, NOW and Savings........................................  564,840  449,715
Time certificates, $100,000 and over.........................  171,642   81,504
Other time certificates......................................   32,432   55,116
                                                              -------- --------
Total deposits............................................... $973,378 $747,818
                                                              ======== ========

  The following table sets forth the maturity distribution of time certificates of deposit at December 31, 1997.


                                             DECEMBER 31, 1997
                         ----------------------------------------------------------
                                                 SEVEN TO ONE TO MORE THAN
                         THREE MONTHS  FOUR TO    TWELVE  THREE    THREE
(DOLLARS IN THOUSANDS)     OR LESS    SIX MONTHS  MONTHS  YEARS    YEARS    TOTAL
----------------------   ------------ ---------- -------- ------ --------- --------
Time deposits, $100,000
 and over...............   $146,570    $13,871   $ 8,844  $2,256   $101    $171,642
Other time deposits.....     10,871      8,971     8,808   3,157    625      32,432
                           --------    -------   -------  ------   ----    --------
  Total.................   $157,441    $22,842   $17,652  $5,413   $726    $204,074
                           ========    =======   =======  ======   ====    ========

  At December 31, 1997 and 1996, the balance of the PBC Special Deposit was $88.1 million and $94.4 million, respectively. Management anticipates that these funds will be withdrawn in 1998.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


NOTE 8--COMPANY OBLIGATED MANDATORY REDEEMABLE CUMULATIVE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES

  On March 30, 1997, the Trust, a Delaware business trust wholly-owned by Greater Bay completed a public offering of 800,000 shares of 9.75% TPS. The Trust used the proceeds from the offering to purchase a like amount of 9.75% Junior Subordinated Deferrable Interest Debentures (the "Debentures") of Greater Bay. The Debentures are the sole assets of the Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements.

  The TPS accrue and pay distributions quarterly at an annual rate of 9.75% of the liquidation amount of $25 per TPS share. The expense for those distributions is included in interest on long term borrowings. Greater Bay has fully and unconditionally guaranteed all of the obligations of the Trust.

  The TPS are mandatorily redeemable, in whole or in part, upon repayment of the Debentures at their stated maturity of April 1, 2027 or their earlier redemption. The Debentures are redeemable prior to maturity at the option of the Company, on or after April 1, 2002, in whole at any time or in part from time to time.

NOTE 9--BORROWINGS

  Short-term borrowings are detailed as follows:

(DOLLARS IN THOUSANDS)                                  1997     1996     1995
----------------------                                 -------  -------  ------
Federal funds purchased:
  Balance at December 31.............................. $   --   $12,000  $  --
  Average balance.....................................   1,523      669   1,120
  Maximum amount outstanding at any month-end.........   9,161   12,000   5,600
  Average interest rate:
    During the year...................................    5.32%    5.42%   5.69%
    At December 31....................................     --      6.63%    --
Securities sold under agreements to repurchase:
  Balance at December 31.............................. $19,480  $   --   $  --
  Average balance.....................................   5,278    1,556  11,486
  Maximum amount outstanding at any month-end.........  19,480   14,994  26,994
  Average interest rate:
    During the year...................................    5.71%    5.74%   6.12%
    At December 31....................................    6.15%     --      --

  Federal funds purchased generally mature the following day after the purchase while securities sold under agreements to repurchase generally mature within 30 days from the various dates of purchase.

  In 1995, the Company consummated a private offering of $3.0 million of 11.5% subordinated notes. The notes, which will mature on September 15, 2005, were offered to members of the Board of Directors, bank officers and other accredited investors within the definition of Rule 501 under the Securities Act of 1933, as amended. The notes are redeemable by the Company any time after September 30, 1998 at a premium ranging from 0% to 5%. The notes qualify as Tier 2 capital of the Company.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 10--INCOME TAXES

  Income tax expense was comprised of the following for the years ended December 31, 1997, 1996 and 1995:

(DOLLARS IN THOUSANDS)                                    1997    1996    1995
----------------------                                   ------  ------  ------
Current:
  Federal............................................... $8,248  $4,276  $2,029
  State.................................................  2,414   1,078     764
                                                         ------  ------  ------
  Total current......................................... 10,662   5,354   2,793
Deferred:
  Federal............................................... (2,945) (1,168)    252
  State................................................. (1,055)   (214)    (28)
                                                         ------  ------  ------
  Total deferred........................................ (4,000) (1,382)    224
                                                         ------  ------  ------
Total expense........................................... $6,662  $3,972  $3,017
                                                         ======  ======  ======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred income tax assets (liabilities) are as follows:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                                 --------------
(DOLLARS IN THOUSANDS)                                            1997    1996
----------------------                                           ------  ------
Loan loss reserves.............................................. $4,905  $2,509
Deferred compensation...........................................    997     260
State income taxes..............................................  1,943     888
Unrealized gains................................................   (247)    (65)
Other...........................................................   (170)   (164)
                                                                 ------  ------
Net deferred tax asset.......................................... $7,428  $3,428
                                                                 ======  ======

  A reconciliation from the statutory income tax rate to the consolidated effective income tax rate follows, for the years ended December 31 ,1997, 1996 and 1995:

                                                            YEARS ENDED
                                                            DECEMBER 31,
                                                           ------------------
(DOLLARS IN THOUSANDS)                                     1997   1996   1995
----------------------                                     ----   ----   ----
Statutory federal tax rate................................ 35.0 % 35.0 % 35.0 %
California franchise tax expense, net of federal income
 tax benefit..............................................  6.1 %  7.0 %  6.5 %
Tax exempt income......................................... (2.1)% (4.4)% (3.0)%
Nondeductible merger costs................................  1.4 %  2.7 %  0.0 %
Other, net................................................ (0.7)%  2.6 %  0.4 %
                                                           ----   ----   ----
Effective income tax rate................................. 39.7 % 42.9 % 38.9 %
                                                           ====   ====   ====

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


NOTE 11--OPERATING EXPENSES

  Other operating expenses were comprised of the following:

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                           --------------------
(DOLLARS IN THOUSANDS)                                      1997   1996   1995
----------------------                                     ------ ------ ------
Legal and other professional fees......................... $1,407 $1,390 $1,364
Telephone, postage and supplies...........................  1,230  1,025    759
Marketing and promotion...................................  1,129    888    368
Directors fees............................................    458    345    325
Client services...........................................    405    431    352
FDIC insurance and regulatory assessments.................    257    123    659
Insurance.................................................    242    162    264
Other real estate owned...................................     72     35     71
Other.....................................................  1,881  2,365  1,831
                                                           ------ ------ ------
  Total................................................... $7,081 $6,764 $5,993
                                                           ====== ====== ======

  Merger and other related nonrecurring costs incurred in connection with the merger consummated in December 1997 (see Note 2) totaling $3.3 million include $1.1 million of professional fees related to the transaction, $1.4 million of charges to conform accounting practices of the two merged entities, with the balance related to severance and compensation costs.

  Merger and other related nonrecurring costs incurred in connection with the merger consummated in November 1996 (see Note 2) totaling $2.8 million include $1.1 million of professional fees related to the transaction, $1.2 million of charges to conform accounting practices of the two merged entities, with the balance related to severance and compensation costs.

NOTE 12--EMPLOYEE BENEFIT PLANS

 Stock Option Plan

  On November 19, 1997, the Company's shareholders approved an amendment of the Greater Bay Bancorp 1996 Stock Option Plan (the "Bancorp Plan"), to increase by 456,326 the number of shares of Greater Bay stock issuable under the Bancorp Plan. This was done to accommodate the increased number of eligible employees as a result of the merger with PBC.

  Effective November 27, 1996, the Company's shareholders approved the original Bancorp Plan and authorized an increase in the number of shares previously available for issuance under the Mid-Peninsula Bancorp Plan from 457,037 to 751,564 shares to accommodate the merger of Mid-Peninsula Bancorp and Cupertino National Bancorp. Under the terms of the merger, all stock option plans of Cupertino National Bancorp and Mid-Peninsula Bancorp were terminated at the time of the merger and all outstanding options from these plans were assumed by the Bancorp Plan. Outstanding options from the Mid-Peninsula Bancorp plan of 216,326 and outstanding options from the Cupertino National Bancorp plan of 251,073 (converted at a ratio of 0.81522) were assumed by the Bancorp Plan.

  Options issued under the Bancorp Plan may be granted to employees and nonemployee directors and may be either incentive or nonqualified stock options as defined under current tax laws. The exercise price of each

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

option must equal the market price of the Company's stock on the date of grant. The term of an option may not exceed 10 years.

  At December 31, 1997 the total authorized shares issuable under the Bancorp Plan was approximately 1,207,890 shares and the number of shares available for future grants was 700,000 shares.

 Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under the provisions of SFAS No. 123, the Company is encouraged, but not required, to measure compensation costs related to its employee stock compensation plans under the fair market value method. If the Company elects not to recognized compensation expense under this method, it is required to disclose the pro forma net income and earnings per share effects based on the SFAS No. 123 fair value methodology. The Company implemented the requirements of SFAS No. 123 in 1996 and has elected to adopt the disclosure provisions of this statement.

  At December 31, 1996, the Company had one stock option plan, which is described above. The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation for the Company's stock option plan been determined consistent with SFAS No. 123, the Company's net income per share would have been reduced to the pro forma amounts indicated below:

                                                               DECEMBER 31,
                                                           ---------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            1997    1996   1995
------------------------------------------------           ------- ------ ------
Net Income:
  As reported............................................. $10,013 $5,338 $4,817
  Pro forma............................................... $ 9,604 $5,097 $4,747
Basic net income per share
  As reported............................................. $  2.51 $ 1.40 $ 1.36
  Pro forma............................................... $  2.41 $ 1.34 $ 1.26
Diluted net income per share
  As reported............................................. $  2.32 $ 1.30 $ 1.27
  Pro forma............................................... $  2.23 $ 1.24 $ 1.25

  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1997, 1996 and 1995, respectively; dividend yield of 1.8%, 2.0% and 2.0%; expected volatility of 22.9%, 19.3% and 19.3%; risk free rates of 6.3%, 6.0% and 6.9%. No adjustments have been made for forfeitures. The actual value, if any, that the option holder will realize from these options will depend solely on the increase in the stock price over the option price when the options are exercised.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  A summary of the Company's fixed stock option plan as of December 31, 1997, 1996, and 1995 and changes during the years ended on those dates is presented below:

                                    1997             1996             1995
                              ---------------- ---------------- ----------------
                                      WEIGHTED         WEIGHTED         WEIGHTED
                                      AVERAGE          AVERAGE          AVERAGE
                              SHARES  EXERCISE SHARES  EXERCISE SHARES  EXERCISE
                              (000'S)  PRICE   (000'S)  PRICE   (000'S)  PRICE
                              ------- -------- ------- -------- ------- --------
Outstanding at beginning of
 year.......................    658    $15.24    621    $10.91    645    $9.85
Granted.....................    156     48.22    241     20.23    179    12.80
Exercised...................    (99)     9.84   (192)     7.89   (145)    8.76
Forfeited...................    (20)    10.53    (12)    12.05    (58)   10.32
                                ---    ------   ----    ------   ----    -----
Outstanding at end of year..    695     22.54    658     15.24    621    10.91
                                ---    ------   ----    ------   ----    -----
Options exercisable at year-
 end........................    375     13.94    312     12.64    386     9.34
                                ---    ------   ----    ------   ----    -----
Weighted average fair value
 of options granted during
 the year...................           $12.61           $ 5.73            3.18
                                       ------           ------           -----

  The following table summarizes information about stock options outstanding at December 31, 1997.

                               OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                       ----------------------------------- --------------------
                                   WEIGHTED    WEIGHTED                WEIGHTED
                         NUMBER    AVERAGE     AVERAGE       NUMBER    AVERAGE
       EXERCISE        OUTSTANDING EXERCISE REMAINING LIFE OUTSTANDING EXERCISE
     PRICE RANGE         (000'S)    PRICE      (YEARS)       (000'S)    PRICE
     -----------       ----------- -------- -------------- ----------- --------
$ 5.00--$11.25........     157      $9.07         3.1          157      $9.07
$11.50--$17.25........     217      14.08         6.1          137       8.84
$18.50--$21.75........     107      21.08         8.8           23      20.90
$24.00--$35.00........      69      25.27         8.5           58      24.08
$49.00--$50.00........     145      49.00        10.0           --        --

 401(K) Savings Plan

  As a result of the merger with PBC, the Company will be merging the PBC 401(k) Plan with and into the Company's 401(k) Plan. A description of the Company's 401(k) plan is presented below:

  The Company has a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary (up to 15%) as a contribution to the plan. The Company matches the employees contributions at a rate set by the Board of Directors (currently 62.5% of the first 8% of deferral of an individual's total compensation). The matching contribution vests ratably over the first four years of employment.

  For the years ended December 31, 1997, 1996 and 1995, the Company contributed $672,000, $379,000 and $284,000, respectively to the 401(k) plans.

 Employee Stock Purchase Plan

  The Company has established an Employee Stock Purchase Plan, as amended, under section 423(b) of the Internal Revenue Code which allows eligible employees to set aside up to 15% of their compensation toward the purchase of the Company's stock for an aggregate total of 133,934 shares. Under the plan, the purchase price

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

is 85% of the lower of the fair market value at the beginning or end of each three month offering period. During 1997, employees purchased 15,160 shares of common stock for an aggregate purchase price of $347,000 compared to the purchase of 10,632 shares of common stock for an aggregate purchase price of $137,000 in 1996 and 8,537 shares of common stock for an aggregate purchase price of $80,000 in 1995. There were 67,158 shares remaining in the plan available for purchase by employees at December 31, 1997.

 Salary Compensation Plan

  During 1993 and 1995, the Company entered into salary continuation agreements with certain executive officers. Under these agreements, the Company is generally obligated to provide for each such employee or their beneficiaries, during a period of up to 40 years after the employee's death, disability or retirement, annual benefits ranging from $36,000 to $85,000. The estimated presented value of future benefits to be paid is being accrued over the vesting period of the participants. Expenses accrued for this plan for the years ended December 31, 1997, 1996 and 1995 totaled $503,000, $310,000, and
$173,000, respectively. Depending on the agreement, the Company and the employees are beneficiaries of life insurance policies that have been purchased as a method of financing the benefits under the agreements. At December 31, 1997 and 1996, the Company's cash surrender value of these policies was approximately $9.4 million and $8.9 million, respectively, and is included in other assets.

 Deferred Compensation Plan

  Effective November 19, 1997, the Company adopted the Greater Bay Bancorp 1997 Elective Deferral Compensation Plan (the "Deferred Plan") that allows eligible officers and directors of the Company to defer a portion of their bonuses, director fees and other compensation. The deferred compensation will earn interest calculated annually based on a short-term interest reference rate. All participants are fully vested at all times in their contributions to the Deferred Plan. At December 31, 1997, $628,000 of deferred compensation under this plan is included in other liabilities.

  Additionally, under a deferred compensation plan that was established at PBC prior to its merger with the Company, there was approximately $1.1 million of deferral compensation which is included in other liabilities.

NOTE 13--RELATED PARTY TRANSACTIONS

  Loans made to executive officers, directors and their affiliates, are made subject to approval by the Directors' Loan Committee and the Board of Directors. An analysis of total loans to related parties for the years ended December 31, 1997 and 1996 is shown below:

(DOLLARS IN THOUSANDS)                                          1997     1996
----------------------                                         -------  -------
Balance, January 1............................................ $10,374  $13,172
Additions.....................................................  15,658    1,543
Repayments....................................................  (9,723)  (4,341)
                                                               -------  -------
Balance, December 31.......................................... $16,309  $10,374
                                                               =======  =======
Undisbursed commitments, at year end.......................... $ 8,296  $ 6,866
                                                               =======  =======

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 14--COMMITMENTS AND CONTINGENT LIABILITIES

 Lease Commitments

  The Company leases certain facilities at which it conducts its operations. Future minimum lease commitments under all noncancelable operating leases as of December 31, 1997 are below:

                                                                     (DOLLARS
                                                                        IN
      YEARS ENDED DECEMBER 31,                                      THOUSANDS)
      ------------------------                                      ----------
      1998.........................................................  $ 2,227
      1999.........................................................    2,209
      2000.........................................................    2,178
      2001.........................................................    1,581
      2002.........................................................    1,373
      Thereafter...................................................    1,460
                                                                     -------
      Total........................................................  $11,028
                                                                     =======

  The Company subleases that portion of the available space that is not utilized. Sublease rental income for the years ended December 31, 1997, 1996, and 1995 was $882,000, $309,000, and $398,000, respectively. Gross rental expense for the years ended December 31, 1997, 1996, and 1995 was $2.5 million, $1.7 million, and $1.5 million, respectively.

 Other Commitments and Contingent Liabilities

  In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, that are not reflected in the accompanying consolidated financial statements. Commitments to fund loans were $309.6 million and $205.8 million and standby letters of credit were $13.9 million and $16.9 million, at December 31, 1997 and 1996, respectively. The Company's exposure to credit loss is limited to amounts funded or drawn; however, at December 31, 1997, no losses are anticipated as a result of these commitments.

  Loan commitments which have fixed expiration dates and require the payment of a fee are typically contingent upon the borrower meeting certain financial and other covenants. Approximately $60.0 million of these commitments relate to real estate construction and land loans and are expected to fund within the next 12 months. However, the remainder relates primarily to revolving lines of credit or other commercial loans, and many of these commitments are expected to expire without being drawn upon, therefore the total commitments do not necessarily represent future cash requirements. The Banks evaluate each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt or equity securities, or business assets.

  Stand-by letters of credit are conditional commitments written by the Banks to guarantee the performance of a client to a third party. These guarantees are issued primarily related to purchases of inventory by the Banks' commercial clients, and are typically short-term in nature. Credit risk is similar to that involved in extending loan commitments to clients, and the Banks accordingly use evaluation and collateral requirements similar to those for loan commitments.

  In the ordinary course of business there are various assertions, claims and legal proceedings pending against the Company. Management is of the opinion that the ultimate resolution of these proceedings will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  In July 1995, the Company settled a lawsuit of $1.1 million (net of tax) which alleged that the Company did not perform its fiduciary duties and, as a result, the plaintiff incurred losses on real estate investments that were purchased. The Company recovered those losses through insurance coverage for this settlement in 1997. However, due to the uncertainty associated with the recovery, the Company reflected the settlement expense as a charge to 1995 earnings, and the associated recovery in 1997 as a recovery to earnings.

NOTE 15--REGULATORY MATTERS

  The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum capital amounts and ratios (as defined in the regulations) and are set forth in the table below. At December 31, 1997 and 1996 the Company and the Banks met all capital adequacy requirements to which they are subject.

  As of December 31, 1997, the most recent notification from the regulators categorized the Company and the Banks as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company and the Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that determination that management believes have changed the institution's category. The Company and the Bank's actual 1997 and 1996 capital amounts and ratios are as follows:


                                                                  TO BE WELL
                                                               CAPITALIZED UNDER
                                             FOR CAPITAL       PROMPT CORRECTIVE
                              ACTUAL      ADEQUACY PURPOSES    ACTION PROVISIONS
 AS OF DECEMBER 31, 1997   -------------  -------------------  ------------------
  (DOLLARS IN THOUSANDS)   AMOUNT  RATIO   AMOUNT     RATIO     AMOUNT    RATIO
 -----------------------   ------- -----  ---------- --------  --------- --------
 Total Capital (To Risk
  Weighted Assets):
   GREATER BAY BANCORP...  $99,434 12.32% $   64,671    8.00%          N/A
   Mid-Peninsula Bank....   34,727 11.88      23,416    8.00   $  29,269   10.00%
   Cupertino National
    Bank.................   40,201 10.03      32,118    8.00      40,147   10.00
   Peninsula Bank of
    Commerce.............   15,252 14.33       8,525    8.00      10,657   10.00
 Tier 1 Capital (To Risk
  Weighted Assets):
   GREATER BAY BANCORP...  $86,258 10.69% $   32,335    4.00%          N/A
   Mid-Peninsula Bank....   31,064 10.63      11,708    4.00   $  17,562    6.00%
   Cupertino National
    Bank.................   32,126  8.02      16,059    4.00      24,088    6.00
   Peninsula Bank of
    Commerce.............   13,917 13.08       4,263    4.00       6,394    6.00
 Tier 1 Capital (To
  Average Assets):
   GREATER BAY BANCORP...  $86,258  8.29% $   41,756    4.00%          N/A
   Mid-Peninsula Bank....   31,064  8.54      10,935    3.00   $  18,225    5.00%
   Cupertino National
    Bank.................   32,126  7.08      18,189    4.00      22,737    5.00
   Peninsula Bank of
    Commerce.............   13,917  6.65       8,401    4.00      10,501    5.00

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                  TO BE WELL
                                                               CAPITALIZED UNDER
                                             FOR CAPITAL       PROMPT CORRECTIVE
                              ACTUAL      ADEQUACY PURPOSES    ACTION PROVISIONS
 AS OF DECEMBER 31, 1996   -------------  -------------------  ------------------
  (DOLLARS IN THOUSANDS)   AMOUNT  RATIO   AMOUNT     RATIO     AMOUNT    RATIO
 -----------------------   ------- -----  ---------- --------  --------- --------
 Total Capital (To Risk
  Weighted Assets):
   GREATER BAY BANCORP...  $68,197 11.22% $   48,605    8.00%          N/A
   Mid-Peninsula Bank....   25,415 11.07      18,359    8.00   $  22,949   10.00%
   Cupertino National
    Bank.................   28,022 10.03      22,364    8.00      27,932   10.00
   Peninsula Bank of
    Commerce.............   14,559 14.80       7,884    8.00       9,855   10.00
 Tier 1 Capital (To Risk
  Weighted Assets):
   GREATER BAY BANCORP...  $57,937  9.52% $   24,302    4.00%          N/A
   Mid-Peninsula Bank....   22,810  9.94       9,179    4.00   $  13,769    6.00%
   Cupertino National
    Bank.................   21,515  7.70      11,173    4.00      16,759    6.00
   Peninsula Bank of
    Commerce.............   13,325 13.50       3,942    4.00       5,913    6.00
 Tier 1 Capital (To
  Average Assets):
   GREATER BAY BANCORP...  $57,937  7.59% $   30,488    4.00%          N/A
   Mid-Peninsula Bank....   22,810  8.23       8,312    3.00   $  13,853    5.00%
   Cupertino National
    Bank.................   21,515  6.42      13,412    4.00      16,765    5.00
   Peninsula Bank of
    Commerce.............   13,325  8.90       5,992    4.00       7,490    5.00

NOTE 16--RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

  One of the principal sources of cash for Greater Bay is dividends from its subsidiary Banks. Total dividends which may be declared by the Banks without receiving prior approval from regulatory authorities are limited to the lesser of the Banks' retained earnings or the net income of the Banks for the latest three fiscal years, less dividends previously declared during that period.

  The Banks are subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Banks are prohibited from lending to Greater Bay unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Banks are limited to 10% of the Bank's shareholders' equity, or a maximum of $6.7 million at December 31, 1997. No such advances were made during 1997 or exist as of December 31, 1997.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 17--PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

  The financial statements of Greater Bay Bancorp (parent company only) follow:

PARENT COMPANY ONLY--BALANCE SHEETS

                                                                 DECEMBER 31,
                                                                ---------------
(DOLLARS IN THOUSANDS)                                           1997    1996*
----------------------                                          ------- -------
Assets:
Cash and cash equivalents...................................... $ 4,165 $   567
Investment in subsidiaries.....................................  77,903  57,748
Other investments..............................................   5,717      --
Subordinated debentures issued by subsidiary...................   3,000   3,000
Other assets...................................................   2,450      69
                                                                ------- -------
Total assets................................................... $93,235 $61,384
                                                                ======= =======
Liabilities and shareholders' equity:
  Subordinated debt............................................  23,618   3,000
  Other liabilities............................................   3,021     429
                                                                ------- -------
Total liabilities..............................................  26,639   3,429
Shareholders' equity
  Common stock.................................................  44,218  42,025
  Unrealized gain (loss).......................................     338      18
  Retained earnings............................................  22,040  15,912
                                                                ------- -------
Total shareholders' equity.....................................  66,596  57,955
                                                                ------- -------
Total liabilities and shareholders' equity..................... $93,235 $61,384
                                                                ======= =======

PARENT COMPANY ONLY--INCOME STATEMENTS

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                       -----------------------
(DOLLARS IN THOUSANDS)                                  1997    1996*   1995*
----------------------                                 -------  ------  ------
Income:
  Interest income..................................... $   378  $  531  $   61
  Other income........................................      27     142     631
                                                       -------  ------  ------
Total.................................................     405     673     692
                                                       -------  ------  ------
Expenses:
  Interest expense....................................   1,458      --      --
  Salaries............................................   5,754      --      --
  Occupancy and equipment.............................   1,153     460     441
  Other expenses......................................   2,241   1,436      75
  Less rentals and fees received from Banks........... (10,201)   (460)   (441)
                                                       -------  ------  ------
Total.................................................     405   1,436      75
                                                       -------  ------  ------
Income before taxes and equity in undistributed net
 income of subsidiaries...............................      --    (763)    617
Income tax expense....................................      --      20      --
                                                       -------  ------  ------
Income (loss) before equity in undistributed net
 income of subsidiaries...............................      --    (783)    617
                                                       -------  ------  ------
Equity in undistributed net income of subsidiaries....  10,013   6,121   4,200
                                                       -------  ------  ------
Net income............................................ $10,013  $5,338  $4,817
                                                       =======  ======  ======

* Restated on a historical basis to reflect the mergers with Cupertino National Bancorp and Peninsula Bank of Commerce on a pooling of interest basis.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


PARENT COMPANY ONLY--STATEMENTS OF CASH FLOWS

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                       -----------------------
                (DOLLARS IN THOUSANDS)                  1997    1996*   1995*
                ----------------------                 -------  ------  ------
Cash flows--operating activities:
  Net income.......................................... $10,013  $5,338  $4,817
Reconciliation of net income to net cash from
 operations:
    Equity in undistributed net income of
     subsidiaries..................................... (10,013) (6,121) (4,200)
    Net change in other assets........................  (2,381)   (140)     28
    Net change in other liabilities...................   2,592     270      25
                                                       -------  ------  ------
Operating cash flow, net..............................     211    (653)    670
                                                       -------  ------  ------
Cash flows--investing activities:
  Purchases of available for sale securities..........  (8,293)     --      --
  Proceeds from sale of available for sale securities.   2,955      --      --
  Principal repayment of loans receivable.............      --      --     150
  Purchase of subordinated debentures from CNB........      --      --  (3,000)
  Dividends from subsidiaries.........................   3,617     769     440
  Capital contribution to the subsidiaries............ (13,818) (1,003)   (402)
                                                       -------  ------  ------
Investing cash flows, net............................. (15,539)   (234) (2,812)
                                                       -------  ------  ------
Cash flows--financing activities:
  Proceeds from issuance of subordinated debt.........  20,618      --   3,000
  Proceeds from exercise of stock options and
   employees stock purchases..........................   2,193   1,917   1,577
  Cash paid in lieu of fractional shares on stock
   dividends..........................................      --      --      (3)
  Payment of cash dividends...........................  (3,885) (2,311) (1,832)
                                                       -------  ------  ------
Financing cash flows, net.............................  18,926    (394)  2,742
                                                       -------  ------  ------
Net increase in cash and cash equivalents.............   3,598  (1,281)    600
Cash and cash equivalents at the beginning of the
 year.................................................     567   1,848   1,248
                                                       -------  ------  ------
Cash and cash equivalents at end of the year.......... $ 4,165  $  567  $1,848
                                                       =======  ======  ======

* Restated on a historical basis to reflect the mergers with Cupertino National Bancorp and Peninsula Bank of Commerce on a pooling of interest basis.

NOTE 18--SUBSEQUENT EVENTS

  On February 24, 1998 the Company and Pacific Rim Bancorporation ("PRB"), the holding company of Golden Gate Bank ("Golden Gate"), signed a definitive agreement for a merger between the two companies. The terms of the agreement provide for PRB shareholders to receive approximately 545,000 shares of Greater Bay Bancorp stock "subject to certain adjustments," in a tax-free exchange to be accounted for as a "pooling-of-interests." Following the transaction, the shareholders of PRB will own approximately 12% of the combined company. The transaction is expected to be completed late in the second quarter of 1998 or early in the third quarter of 1998, subject to regulatory approvals. Golden Gate's office is located in the San Francisco financial district.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  On March 24, 1998 the Company announced a 2-for-1 stock split of its common stock. This split will be effective for shareholders of record as of April 30, 1998 with a payment date of May 15, 1998. The impact on reported net income per share of this stock split will be as follows:

                                                                     AS ADJUSTED
                                                                        FOR A
                                                                       2-FOR-1
                                                         AS REPORTED STOCK SPLIT
                                                         ----------- -----------
     1997:
      Basic.............................................    $2.51       $1.26
      Diluted...........................................    $2.32       $1.16
     1996:
      Basic.............................................    $1.40       $0.70
      Diluted...........................................    $1.30       $0.65
     1995:
      Basic.............................................    $1.36       $0.68
      Diluted...........................................    $1.27       $0.64

NOTE 19--FAIR VALUE OF FINANCIAL INSTRUMENTS

  Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments. The estimated fair value of financial instruments of the Company as of December 31, 1997 and 1996 is as follows:

                                               1997                1996
                                        ------------------- -------------------
                                        CARRYING            CARRYING
        (DOLLARS IN THOUSANDS)           AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE
        ----------------------          -------- ---------- -------- ----------
Financial assets:
  Cash and due from banks.............. $44,755   $44,755   $45,448    45,448
  Short term investments............... 149,512   149,512   123,433   123,433
  Investment securities................ 205,526   206,311   127,033   127,392
  Loans, net........................... 660,656   661,713   505,745   509,512
Financial liabilities:
  Deposits:
    Demand, noninterest-bearing........ 204,464   204,464   161,483   161,483
    MMDA, NOW and Savings.............. 564,840   564,840   449,715   449,715
    Time certificates, $100,000 and
     over.............................. 171,642   171,584    81,504    81,593
    Other time certificates............  32,432    32,408    55,116    55,375
  Other borrowings.....................  19,480    19,480    12,000    12,000
  Subordinated debt....................   3,000     3,337     3,000     3,000
  Company obligated mandatory
   redeemable preferred securities of
   subsidiary trust holding solely
   junior subordinated debentures......  20,000    21,210       --        --

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

 Cash and Cash Equivalents

  The carrying value reported in the balance sheet for cash and cash equivalents approximates fair value.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 Investment Securities

  The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer term investments, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, as such, fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

 Loans

  Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

  The fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value of performing variable rate loans is judged to approximate book value for those loans whose rates reprice in less than 90 days. Rate floors and rate ceilings are not considered for fair value purposes as the number of loans with such limitations is not significant.

  Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

 Deposit Liabilities and Borrowings

  The fair value for all deposits without fixed maturities and short term borrowings is considered to be equal to the carrying value. The fair value for fixed rate time deposits and subordinated debt are estimated by discounting future cash flows using interest rates currently offered on time deposits or subordinated debt with similar remaining maturities.

 Commitments to Extend Credit and Standby Letters of Credit

  The majority of the Company's commitments to extend credit carry current market interest rate if converted to loans. Because these commitments are generally unassignable by either the Company or the borrower, they only have value to the Company and the borrower. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the table.

 Limitations

  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular financial instrument. Fair value estimates are based on judgments regarding future expected loss experience, current economic condition, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                              GREATER BAY BANCORP

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have significant effect on fair value estimates and have been considered in many of the estimates.

NOTE 20--QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                          DECEMBER 31,    SEPTEMBER 30,     JUNE 30,        MARCH 31,
                         --------------- --------------- --------------- ---------------
 (DOLLARS IN THOUSANDS,
 EXCEPT PER SHARE DATA)
          (1)             1997    1996    1997    1996    1997    1996    1997    1996
 ----------------------  ------- ------- ------- ------- ------- ------- ------- -------
Interest income......... $22,009 $16,271 $20,058 $13,420 $19,318 $12,518 $16,531 $11,889
Net interest income.....  13,462  10,606  12,233   8,600  11,750   8,204  10,331   7,563
Provision for loan
 losses.................     850     730   1,224     651   2,175     410   1,993     365
Other income............     987     676   1,915   1,356   2,193     891   1,192   1,027
Other expenses..........  11,042   9,713   7,466   6,236   7,242   5,963   5,396   5,545
Income before taxes.....   2,557     839   5,458   3,069   4,526   2,722   4,134   2,680
Net income..............   1,343     191   3,292   1,851   2,832   1,661   2,546   1,635
Earnings per share:
 Basic.................. $  0.33 $  0.05 $  0.83 $  0.48 $  0.71 $  0.44 $  0.65 $  0.44
 Diluted................ $  0.30 $  0.05 $  0.76 $  0.46 $  0.66 $  0.42 $  0.61 $  0.42

--------
(1) Quarterly amounts have been restated on a historical basis to reflect the mergers with Cupertino National Bancorp and Peninsula Bank of Commerce on a pooling of interests basis.

                              GREATER BAY BANCORP

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Greater Bay Bancorp

  We have audited the accompanying consolidated balance sheets of Greater Bay Bancorp and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand l.l.p.

San Francisco, California
February 20, 1998, except as to
 the information provided in
 Note 18, for which the date is
 March 24, 1998